EXHIBIT 99.2

EXECUTION VERSION

Mogo Inc.

as Investor

and

Coinsquare Ltd.

as Corporation

and

certain of the shareholders of Coinsquare Ltd. listed in Schedule 2.2 collectively, as Vendors

INVESTMENT AGREEMENT

February 10, 2021

(i)

(ii)

SCHEDULES

Schedule 2.2 List of Vendors

Schedule 2.1 Form of Warrant

Schedule 5.1(c) Required Consents of the Investor

Schedule 10.6(5) Third Party Claim Procedure

Schedule A Form of New Shareholders Agreement

(iii)

INVESTMENT AGREEMENT

Investment Agreement dated February 10, 2021 between Coinsquare Ltd., a corporation incorporated under the Canada Business Corporations Act, (the “Corporation”), the sellers listed in Schedule 2.2 (each a “Vendor”, collectively, the “Vendors”) and Mogo Inc. (the “Investor”).

Recitals

A.	The Coinsquare Corporations (as defined below) are engaged in the Business (as defined below).

B.	The Investor wishes to invest (the “Investment”) in the Corporation and the Business by: (i) subscribing for Coinsquare Shares (as defined below) from the treasury of the Corporation representing 10% of the issued and outstanding equity interests of the Corporation on a Partially-Diluted Basis (as defined below), and (ii) acquiring Coinsquare Shares from the Vendors representing 9.99% of the issued and outstanding equity interests of the Corporation on a Partially-Diluted Basis.

C.	In connection with the Investment: (i) the Corporation wishes to issue the Warrant (as defined below) to the Investor; and (ii) the Vendors and the Investor wish to agree to a call option and a put right with respect to certain additional Coinsquare Shares beneficially owned by the Vendors, representing 10% of the issued and outstanding equity interests of the Corporation on a Partially-Diluted Basis (collectively with the Investment, the “Transactions”).

D.	The Parties (as defined below) wish to effect the Transactions on the terms and conditions contained in this Agreement (as defined below).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of, and in reliance on, the premises, the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the capitalized terms listed below shall have the corresponding meanings.

“30-day VWAP” has the meaning specified in Section 2.8.

“Accounts Receivable” means all accounts receivables, notes receivables and other debts due or accruing due to any Coinsquare Corporation.

“Acquisition” has the meaning specified in Section 2.2.

“affiliate” of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, where “control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this investment agreement.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to or in connection with this Agreement, including the Warrant.

“Assets” means, collectively, all property and assets of each Coinsquare Corporation.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or other authorization of any Governmental Entity having jurisdiction over the Person.

“Books and Records” means all information in any form relating to the Business, including books of account, financial, tax, business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information.

“Business” means the business of the Coinsquare Corporations as conducted as of the date of this Agreement, which includes the operation of a digital currency trading platform and investments in blockchain and emerging technologies.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Call Option” has the meaning specified in Section 3.1(1).

“Call Option Purchase Price” means the aggregate price determined by the quotient equal to the Call Option Share Price multiplied by the number of Call Option Shares the Investor wishes to purchase pursuant to the Call Option.

“Call Option Share Price” has the meaning specified in Section 3.1(3).

“Call Option Shares” has the meaning specified in Section 3.1(1).

“Closing” means the Initial Closing or the Put/Call Closing, as applicable.

“Closing Date” means the Initial Closing Date or the Put/Call Closing Date, as applicable.

“Coinsquare Corporations” means, collectively, the Corporation, Coinsquare Canada Ltd., Coinsquare Capital Markets Ltd. and Coinsquare Investments Ltd., and a “Coinsquare Corporation” shall mean any one of them, as applicable.

“Coinsquare Shares” means the common shares in the capital of the Corporation.

“Collective Agreements” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which a Person is bound.

“Confidential Information” has the meaning outlined in Section 11.2.

“Constating Documents” means the articles of incorporation and by-laws, or equivalent organization documents, of each of the Coinsquare Corporations, together with any amendments thereto or replacements thereof.

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“Contract” means any agreement, contract, lease (real property or otherwise), licence, undertaking, engagement or commitment of any nature, whether written or oral.

“Corporate Records” has the meaning outlined in Section 4.1(j).

“Corporation” has the meaning outlined in the preamble.

“Corporation Software” means all material Software owned by a Coinsquare Corporation and used by any Coinsquare Corporation in the Business.

“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party.

“Data Room” means the virtual data room entitled “Coinsquare Data Room” established by the Corporation to which the Investor and its representatives have been provided access as at February 9, 2021.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Corporation and the Vendors to the Investor with this Agreement.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to any current or former employees, officers or directors of any of the Coinsquare Corporations maintained, sponsored, contributed to or funded by any Coinsquare Corporation or under which any Coinsquare Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute.

“Employment Contracts” means Contracts other than Employee Plans, relating to any of the employees of any Coinsquare Corporation.

“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

“Existing Shareholders Agreement” means the third amended and restated unanimous shareholder agreement of the Corporation dated June 27, 2019 among all of the shareholders of the Corporation and the Corporation.

“Financial Statements” means (i) the audited consolidated financial statements of the Coinsquare Corporations for the fiscal year ending December 31, 2017, consisting of a balance sheet and the accompanying statements of income, retained earnings and changes in financial position for the fiscal year then ended and all notes thereto, together with a report of the auditor thereon, and (ii) the management prepared consolidated financial statements of the Coinsquare Corporations for the fiscal years ending 2018, 2019 and 2020, consisting of a balance sheet and the accompanying statements of income.

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“Fortress Consent” means all consents, approvals and waivers that are required under the terms of the amended and restated revolving credit and guarantee agreement dated as of July 16, 2019, as amended from time to time, among, inter alia, Mogo Inc. and DB FSLF 50 LLC.

“Founding Vendors” means [commercially sensitive information redacted], each of whom is a Vendor under this Agreement.

“Fundamental Representations of Investor” has the meaning ascribed thereto at Section 10.4(2)(a).

“Fundamental Representations of the Corporation/Vendors” has the meaning specified in Section 10.4(1)(a).

“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“IFRS” means the International Financial Reporting Standards.

“IIROC” means the Investment Industry Regulatory Organization of Canada.

“Indebtedness” means (i) any liability, for borrowed money (including bank loans, lines of credit and loans from related parties), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, or any other obligation that meets the definition of a liability in accordance with IFRS, other than, in each case (w) accounts payable representing unsecured claims of trade creditors created or assumed in the Ordinary Course in connection with the obtaining of materials or services, and (x) any intercompany liabilities solely as between the Coinsquare Corporations, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn, and (iv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (iii) above.

“Indemnified Person” means a Person with indemnification rights or benefits under this Agreement, including pursuant to Article 10.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 10.

“Initial Closing” means the closing of the subscription, purchase and issuance of the Subscribed Shares and the purchase and sale of the Purchased Shares.

“Initial Closing Date” means the date on which all applicable conditions to the Initial Closing set forth in Article 7 (excluding conditions that, by their terms, cannot be satisfied until such Closing) have been satisfied (or waived by the Party entitled to waive such condition) or such other date as the Parties may agree upon.

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“Intellectual Property” means domestic and foreign: (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property.

“Interim Financial Statements” means the management prepared consolidated financial statements of the Coinsquare Corporations for the period ending December 30, 2020, consisting of a balance sheet and the accompanying statements of income.

“Interim Notice” has the meaning specified in Section 6.6.

“Interim Period” means the period between the close of business on the date of this Agreement and the Initial Closing.

“Investor” has the meaning specified in the preamble.

“Laws” means any principle of common law and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) to the extent that they have the force of law, standards, policies, guidelines, notices and protocols of any Governmental Entity.

“Leased Properties” means the lands and premises listed and described in Section 4.1(r) of the Disclosure Letter by reference to their municipal address.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Market Conduct” means any act, practice or omission in breach or violation of applicable Law or Contract in connection with the marketing, promotion, sale, distribution or administration of the Business, including (i) any “unfair or deceptive acts or practices”; (ii) any false or misleading statement as to the terms, benefits, advantages or risks of any investment product or service; and (iii) any failure to meet the standards of conduct expected of an adviser or portfolio manager under any applicable Law or applicable code of conduct; it being acknowledged that any such claim for breach or violation of applicable Law or Contract includes any such claim brought under common law, principles of equity, or by way of tort negligence or contract law.

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“Market Conduct Claim” means: (i) any Proceeding against any Coinsquare Corporation; or (ii) any material complaint received by the Business which has a reasonable prospect of Proceeding on its merits, is in progress against, or relates to the Business; that, in each case, with respect to (i) - (ii), relates in material part to Market Conduct; provided, that a Market Conduct Claim does not include customer complaints or allegations regarding service provided by a Coinsquare Corporation that are not in respect of material non-compliance with applicable Law, negligence or fraud.

“Material Adverse Change” means any event, change, development or occurrence that, individually or together with any other event, change, development, or occurrence, is or would be expected to be materially adverse to the business, condition (financial or otherwise), assets, results of operations, or prospects of any of the Coinsquare Corporations whether individually or taken as a whole.

“Material Contracts” has the meaning specified in Section 4.1(x).

“Minimum Call Option Purchase Price” has the meaning specified in Section 3.4.

“Minimum Call Option Share Price” has the meaning specified in Section 3.4.

“Minimum Option/Put Cash Amount” has the meaning specified in Section 3.3.

“Mogo Public Record” means all information filed by or on behalf of the Investor or any predecessor entity with the Canadian securities regulatory authorities in compliance, or intended compliance, with applicable securities Laws, including under the Investor’s profile on SEDAR at www.sedar.com, since January 1, 2019.

“Mogo Shares” means the common shares in the capital of the Investor.

“New Shareholders Agreement” means the fourth amended and restated unanimous shareholder agreement of the Corporation among all of the shareholders of the Corporation (including the Investor) and the Corporation to be dated as of the Initial Closing Date, in the form attached as Schedule A to this Agreement.

“Notice” has the meaning specified in Section 12.1.

“Option Plan” means the third amended and restated share option plan of the Corporation dated April 8, 2019.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person and is not materially adverse to such Person.

“OSC” means the Ontario Securities Commission.

“OSC Approval” means the approval or non-objection by the OSC of the Investor becoming a shareholder of the Corporation as a result of the Transactions in connection with the application by Coinsquare Capital Markets Ltd. to be registered as an investment dealer and marketplace under applicable Canadian securities laws.

“Outside Date” means (i) March 31, 2021; or (ii) such earlier or later date as the Parties may agree in writing.

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“Partially-Diluted Basis” means the issued and outstanding equity interests of the Corporation calculated on a fully-diluted basis after giving full effect to the Acquisition and the Subscription, but without taking into account (i) the exercise of stock options of the Corporation issued under the Option Plan to employees, contractors, consultants, service providers of the Corporation and the option agreement signed by [commercially sensitive information redacted], (ii) the Coinsquare Shares issuable on exercise of the Warrant, (iii) the Coinsquare Shares issuable on conversion of the Class B units of the Corporation issued to [commercially sensitive information redacted], or (iv) the issue of any Coinsquare Shares in connection with the Subscription pursuant to the pre-emptive right under Article 5 of the Existing Shareholder Agreement, or substantially similar rights under agreements between the Corporation and certain shareholders of the Corporation who hold in the aggregate less than 2% of the outstanding Coinsquare Shares.

“Parties” means the Vendors, the Corporation and the Investor and any other Person who may become a party to this Agreement.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data”, “personally identifiable information,” or “PII”) provided by Law, or by any Coinsquare Corporation in any privacy policy, privacy notice or other public-facing statement of any Coinsquare Corporation, information in the possession or under the control of any Coinsquare Corporation about an identifiable individual. For the avoidance of doubt, Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person, and includes information in any form, including paper, electronic and other forms.

“Proceeding” means any action, suit, proceeding (whether civil, administrative, regulatory, quasi-criminal, criminal or other), arbitration, mediation, complaint, claim, charge, investigation or outstanding order before or made by any court, tribunal, arbitrator, mediator or Governmental Entity.

“Publicly Available Software” means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as “free software” or “open source software” (e.g. Linux), or pursuant to “open source,” “copyleft” or similar licensing and distribution models, whether or not approved on the “Open Source Initiative”; and (b) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no or minimal charge. Publicly Available Software includes, without limitation, Software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) BSD licenses, (e) the Netscape Public License, (f) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (g) the Apache Software License.

“Purchase Price” has the meaning specified in Section 2.6.

“Put Purchase Price” means the aggregate price determined by the quotient equal to the Put Share Price multiplied by the number of Call Option Shares purchased pursuant to the Put Right.

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“Put Right” has the meaning specified in Section 3.2(1).

“Purchased Shares” has the meaning specified in Section 2.1.

“Put Share Price” has the meaning specified in Section 3.2(6).

“Put/Call Closing” means a closing of the purchase and sale of the Call Option Shares pursuant to due exercise of the Call Option or the Put Right.

“Put/Call Closing Date” means the date on which the Put/Call Closing occurs in accordance with Article 3 of this Agreement.

“Registration Approval” means the approval by a securities regulatory authority of the registration of any Coinsquare Corporation as an investment dealer and marketplace under the securities laws of a jurisdiction of Canada.

“[Commercially sensitive information redacted] Closing Escrow Agreement” means the escrow agreement between the Investor, [commercially sensitive information redacted] (being one of the Vendors) and an escrow agent to be determined by the Investor, to be entered into as of the Initial Closing Date, pursuant to which seventy five percent (75%) of the cash paid to and Mogo Shares received by [commercially sensitive information redacted] under the Acquisition or proceeds of such Mogo Shares, will be held in escrow until the earlier of (i) the six (6) month anniversary of the Initial Closing Date; and (ii) [commercially sensitive information redacted].

[Commercially sensitive information redacted]

“[Commercially sensitive information redacted] Option/Put Escrow Agreement” means the escrow agreement between the Investor, [commercially sensitive information redacted] (being one of the Vendors) and an escrow agent to be determined by the Investor, to be entered into as of the Put/Call Closing Date, pursuant to which seventy five percent (75%) of the cash paid to and Mogo Shares received by [commercially sensitive information redacted] under the Put/Call Closing will be held in escrow until the earlier of (i) the twelve (12) month anniversary of the Initial Closing Date; and (ii) [commercially sensitive information redacted].

“Securities Authorities” means collectively each applicable securities commission or securities regulatory authority having jurisdiction over the Coinsquare Corporations, which, for greater certainty, shall include the OSC and IIROC.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Subscribed Shares” means 3,226,917 Coinsquare Shares.

“Subscription” has the meaning specified in Section 2.1.

“Subscription Price” has the meaning specified in Section 2.4.

“Tag-Along Acquisition” means the purchase by the Investor and sale by the Tag-Along Vendors of the Tag-Along Purchased Shares pursuant to the Tag-Along Investment Agreement.

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“Tag-Along Call Option” means the call option to be granted to the Investor by the Tag-Along Vendors to purchase the Tag-Along Call Option Shares pursuant to the Tag-Along Investment Agreement.

“Tag-Along Call Option Shares” means the Coinsquare Shares that are subject to the Tag-Along Call Option and the Tag-Along Put Right.

“Tag-Along Investment Agreement” means the agreement to be entered into by the Investor, the Corporation, and the Tag-Along Vendors, providing for the Tag-Along Acquisition, Tag-Along Call-Option, Tag-Along Put Option, among other things.

“Tag-Along Call Purchased Shares” means the Coinsquare Shares to be sold by the Tag-Along Vendors and purchased by the Investor pursuant to the Tag-Along Investment Agreement.

“Tag-Along Put Right” means the put right to be granted to the Tag-Along Vendors by the Investor to purchase the Tag-Along Call Option Shares pursuant to the Tag-Along Investment Agreement.

“Tag-Along Vendors” means the shareholders of the Corporation who elect to sell Purchased Shares, grant the Investor the Tag-Along Call Option, and receive from the Investor the Tag-Along Put Right pursuant to the Tag-Along Investment Agreement.

“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and other documents filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies, rates, withholdings, dues, contributions and other charges, collections or assessments of any kind whatsoever, imposed by any Governmental Entity; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Third Party Licenses” has the meaning specified in Section 4.1(aa)(iii).

“Transactions” has the meaning specified in the preamble.

“TSX” means the Toronto Stock Exchange.

“TSX Approval” means the conditional approval of the TSX for the issuance of the Mogo Shares to the Corporation and the Vendors pursuant to the Subscription and the Acquisition, respectively.

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“Vendors” means, collectively, each of the Persons listed in Schedule 2.2 and their successors and permitted assigns and a “Vendor” means any one of them.

“VWAP” means, during a specified period, the volume-weighted average trading price of the Mogo Shares on the TSX during that period, calculated by dividing the total value by the total volume of Mogo Shares traded for the relevant period, provided that, internal crosses and certain other special terms trades will be excluded from such calculation where such exclusions are specifically required by the TSX.

“Warrant” means a share purchase warrant entitling the holder to acquire 7,240,665 Warrant Shares, substantially in the form attached as Schedule 2.1 to this Agreement.

“Warrant Shares” has the meaning specified in Section 4.1(l).

Section 1.2 References and Usage

Unless expressly stated otherwise, in this Agreement:

(a)	reference to a gender includes all genders;

(b)	the singular includes the plural and vice versa;

(c)	“or” is used in the inclusive sense of “and/or”;

(d)	“any” means “any and all”;

(e)	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(f)	the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(g)	$ or dollars refers to the Canadian currency unless otherwise specifically indicated;

(h)	accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS;

(i)	a statute includes all rules and regulations made under it, if and as amended, re-enacted or replaced from time to time;

(j)	a Person includes its heirs, administrators, executors, legal representatives, predecessors, successors and permitted assigns;

(k)	the term “notice” refers to oral or written notices except as otherwise specified;

(l)

the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it, except as otherwise provided in this Agreement; and

(m)

whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each mean “to and including”.

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Section 1.3 Headings, etc.

The use of headings (e.g. Article, Section, etc.) in this Agreement is reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Section 1.4 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Corporation, it will be deemed to refer to the knowledge of [commercially sensitive information redacted], after due and diligent inquiry of such Persons as he or she reasonably considers necessary as to the matters that are the subject of the representations and warranties.

Section 1.5 Schedules and Disclosure Letter

The schedules attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it. The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement or to a lender or financier or purchaser of assets.

ARTICLE 2

SUBSCRIPTION, ACQUISITION, WARRANT ISSUANCE AND PURCHASE PRICES

Section 2.1 Subscription for Subscribed Shares and Warrant

Subject to the terms and conditions of this Agreement, on the Initial Closing Date, the Investor agrees to subscribe for and purchase from the Corporation, and the Corporation agrees to allot, issue from treasury, and sell to the Investor, the Subscribed Shares and create and issue to the Investor the Warrant (the “Subscription”).

Section 2.2 Purchase and Sale of the Purchased Shares

(1)	Subject to the terms and conditions of this Agreement, each participating Vendor agrees to sell, assign and transfer to the Investor and the Investor agrees to purchase from each participating Vendor on the Initial Closing Date, up to 3,223,690 Coinsquare Shares beneficially owned by such participating Vendor in proportion to the share ownership of all of the participating Vendors set out in Schedule 2.2 (collectively, the “Purchased Shares”), on the Initial Closing Date (the “Acquisition”).

(2)	The number of Purchased Shares to be sold by the Vendors to the Investor under this Section 2.2 shall be decreased, to the extent required, on a proportionate basis, based on the percentage that the number of Coinsquare Shares owned by such Vendor represent of the total number of Coinsquare Shares owned by the Vendors and the Tag-Along Vendors, adjusting for the number of Coinsquare Shares to be sold by the Tag-Along Vendors to the Investor under the Tag-Along Investment Agreement, such that the aggregate number of Coinsquare Shares purchased by the Investor at the Initial Closing Date under the Acquisition and the Tag-Along Acquisition is equal to the number of Purchased Shares set out in Schedule 2.2. For greater certainty, it is acknowledged and agreed that the Investor shall have no obligation to purchase more Coinsquare Shares under both the Acquisition and the Tag-Along Acquisition than is set out in Section 2.2(1) of this Agreement.

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Section 2.3 Date, Time and Place of the Initial Closing

The Initial Closing will take place by virtual exchange of documents at 11:00 a.m. (Toronto time) on the Initial Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing by the Parties.

Section 2.4 Subscription Price for Subscribed Shares and Warrant

(1)	The aggregate consideration payable by the Investor to the Corporation for the Subscribed Shares and the Warrant is $23,491,955.76 (the “Subscription Price”) or $7.28 per share.

(2)	The Subscription Price will be paid and satisfied by the Investor through the issuance of Mogo Shares at a deemed issue price per Mogo Share determined in accordance with Section 2.8 and/or in cash, as the Investor shall notify the Corporation in writing not less than two Business Days prior to the Initial Closing; provided that no less than two-thirds of the Subscription Price may be paid in cash.

Section 2.5 Payment of the Subscription Price

At the Initial Closing, the Investor will purchase the Subscribed Shares and the Warrant and pay the Subscription Price as follows:

(1)	the cash portion of the Subscription Price shall be paid by wire transfer of immediately available funds to an account designated in writing by the Corporation; and

(2)	the Mogo Shares, if any, to be issued in satisfaction of any portion of the Subscription Price will be issued to the Corporation by way of: (a) (i) a book entry only position or other electronic deposit on the records of the Investor’s transfer agent, together with delivery of an ownership statement to the Corporation; or (ii) the deposit of a certificate evidencing the Mogo Shares to The Canadian Depository for Securities Limited as depository, for credit to the participant and brokerage account of the Corporation, as directed by the Corporation; or (b) physical delivery of a certificate representing the Mogo Shares registered in the name of the Corporation or in such other name as the Corporation shall notify the Investor in writing not less than two Business Days prior to the Initial Closing.

Section 2.6 Purchase Price for Purchased Shares

The consideration payable by the Investor to the Vendors for the Purchased Shares is $3.64 in cash and 0.6069 Mogo Shares per Purchased Share (the “Purchase Price”), which Purchase Price shall be paid to the Vendors based on the number of Purchased Shares purchased by the Investor from each Vendor, as adjusted in accordance with Section 2.2(2). For greater certainty, it is acknowledged and agreed that on the Initial Closing Date, the Investor shall purchase from the Vendors under this Agreement and from the Tag-Along Vendors under the Tag-Along Investment Agreement an aggregate number of Coinsquare Shares equal to the number of Purchased Shares set out in Section 2.2(1) of this Agreement.

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Section 2.7 Payment of the Purchase Price

At the Initial Closing, the Investor will purchase the Purchased Shares, as adjusted in accordance with Section 2.2(2), and pay the Purchase Price as follows:

(1)	the cash portion of the aggregate Purchase Price shall be paid by wire transfer of immediately available funds to legal counsel for the Vendors; and

(2)

the Mogo Shares to be issued satisfaction of any portion of the Purchase Price will be issued to the Vendors by way of: (a) (i) a book entry only position or other electronic deposit on the records of the Investor’s transfer agent, together with delivery of ownership statements to the Vendors; or (ii) the deposit of a certificate evidencing the Mogo Shares to The Canadian Depository for Securities Limited as depository, for credit to the participant and brokerage accounts of Vendors, as directed by the Vendors; or (b) physical delivery of certificates representing the Mogo Shares registered in the names of the Vendors or in such other name as the Vendors shall notify the Investor in writing not less than two Business Days prior to the Initial Closing.

Section 2.8 Mogo Share Valuation and Free-Trading Characteristics

The Mogo Shares to be issued as consideration for the Acquisition of the Subscription Shares shall have a deemed value equal to the maximum discount to the market price (as defined in the TSX Company Manual) as of the close of trading on February 10, 2021, subject to applicable minimum pricing rules of the TSX. Any Mogo Shares to be issued as consideration for each of the Subscription and the Acquisition, if any, shall be issued as free-trading shares, subject only to the transfer restrictions set out in Section 11.6 of this Agreement.

Section 2.9 Registration of Coinsquare Securities

The Investor shall have the right to direct that any Coinsquare Shares or the Warrant to be issued to or acquired by it under this Agreement, including for greater certainty, under the Subscription, Acquisition and in connection with the Put/Call Closing, be registered in the name of its wholly-owned (whether direct or indirect) affiliate. The Investor shall deliver written notice of such registration instructions to the applicable Party at least two (2) Business Days prior to the date of issuance or transfer of such securities under this Agreement.

Section 2.10 Additional Rules of the Acquisition and Subscription

It is acknowledge and agreed by the Parties that in no event will the Investor acquire more than 19.99% of the issued and outstanding Coinsquare Shares at the Initial Closing Date pursuant to the Subscription of the Subscribed Shares and the purchase of the Purchased Shares from the Vendors under this Agreement and the Coinsquare Shares from the Tag-Along Vendors under the Tag-Along Investment Agreement.

ARTICLE 3

CALL OPTION / PUT RIGHT

Section 3.1 Call Option

(1)

Subject to Section 3.1(3), for a period of twelve (12) months from the Initial Closing Date, the Investor shall have the option (the “Call Option”), at its sole discretion, to require the Vendors, on a proportional basis as set out in Schedule 2.2, to sell up to 3,223,690 Coinsquare Shares (the “Call Option Shares”) to the Investor for an amount equal to the Call Option Purchase Price.

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(2)	The Call Option may be exercised by the Investor delivering a Call Option exercise notice to the Corporation and the Vendors, in accordance with Section 12.1, specifying the number of Call Option Shares the Investor wishes to acquire under the Call Option. Upon such exercise of the Call Option, the Vendors shall be obligated to sell, assign and transfer the Call Option Shares to the Investor and the Investor shall be obligated to purchaser the Call Option Shares from the Vendors at the Call Option Share Price per Call Option Share in accordance with this Article 3.

(3)	During the term of the Tag-Along Investment Agreement, the Call Option may not be exercised unless the Investor concurrently exercises the Tag-Along Call Option. The number of Call Option Shares to be sold by the Vendors to the Investor under this Section 3.1 shall be decreased, to the extent required, on a proportionate basis, based on the percentage that the number of Coinsquare Shares owned by such Vendor represent of the total number of Coinsquare Shares owned by the Vendors and the Tag-Along Vendors, adjusting for the number of Tag-Along Call Option Shares to be sold by the Tag-Along Vendors to the Investor under the Tag-Along Investment Agreement on exercise of the Tag-Along Call Option, such that the aggregate number of Coinsquare Shares purchased by the Investor under the Call Option and the Tag-Along Call Option shall in no event be greater than the total number of Call Option Shares with respect to which the Call Option was exercised by the Investor. For greater certainty, it is acknowledged and agreed that the Investor shall have no obligation to purchase from the Vendors in respect of the exercise of a Call Option and the Tag-Along Vendors in respect of the exercise of the Tag-Along Call Option, in the aggregate, more than the number of Coinsquare Shares that are the subject of a Call Option notice.

(4)	In this Agreement, the “Call Option Share Price” shall be equal to the lesser of:

(a)	subject to Section 3.4, $7.75 per Call Option Share; and

(b)	the price implied by the most recent bona fide equity financing of the Corporation for gross proceeds of at least $5,000,000 completed following the Initial Closing Date.

(5)

The Call Option shall expire upon the earlier of: (a) the date upon which the Investor has acquired from the Vendors and the Tag-Along Vendors upon the due exercise of the Put Right and the Tag-Along Put Right, respectively, in the aggregate, the number of Coinsquare Shares equal to the number of Call Option Shares as set out in Section 3.1(1); and (b) the date that is 12 months after the Initial Closing Date.

Section 3.2 Put Right

(1)	The Vendors shall have the right to require the Investor to purchase from the Vendors all but not less than all the Call Option Shares (the “Put Right”) then owned by the Vendors, on a proportional basis as set out in Schedule 2.2.

(2)	The Put Right shall be exercisable by the Vendors:

(a)	at any time after the six (6) month and before the twelve (12) month anniversary of the Initial Closing Date, provided that the Registration Approval has been received by the Corporation; or

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(b)

at any time after the twelve (12) month anniversary and before the thirteen (13) month anniversary of the Initial Closing Date, irrespective of whether Registration Approval was received by the Corporation, by delivering a Put Right exercise notice to the Investor, in accordance with Section 12.1, specifying that the Vendors wish to exercise the Put Right and require the Investor to purchase all of the Call Option Shares from the Vendors on a proportional basis as set out in Schedule 2.2.

(3)	During the term of the Tag-Along Investment Agreement, the Put Right may not be exercised unless the Tag-Along Put Right is exercised concurrently by the Tag-Along Vendors. The exercise of the Put Right shall be subject to approval by one or more Vendors and Tag-Along Vendors (the “Vendor Majority”) holding in aggregate, at the time of reference, at least a majority of the votes attached to the Call Option Shares and Tag-Along Call Option Shares then issued and outstanding and which have not been purchased by the Investor. For greater certainty, if the exercise of the Put Right and the Tag-Along Put Right is approved by a Vendor Majority, both the Put Right and the Tag-Along Put Right will be exercised, and such exercise shall be binding on all of the Vendors under this Agreement, and the Tag-Along Vendors under the Tag-Along Agreement.

(4)	Upon receipt of a Put Right exercise notice, the Investor shall be obligated to purchase from the Vendors and the Vendors shall be obligated to sell, assign and transfer to the Investor all of the Call Option Shares then owned by them, at the Put Share Price per Call Option Share in accordance with this Article 3.

(5)	The number of Call Option Shares to be sold by the Vendors to the Investor under this Section 3.2 shall be decreased, to the extent required, on a proportionate basis, based on the percentage that the number of Coinsquare Shares owned by such Vendor represent of the total number of Coinsquare Shares owned by the Vendors and the Tag-Along Vendors, adjusting for the number of Tag-Along Option Shares to be sold by the Tag-Along Vendors to the Investor under the Tag-Along Investment Agreement on exercise of the Tag-Along Put Right, such that the aggregate number of Coinsquare Shares purchased by the Investor under the Put Right and the Tag-Along Put Right shall in no event be greater than the total number of Call Option Shares which are subject to the Put Right. For greater certainty, it is acknowledged and agreed that the Investor shall have no obligation to purchase from the Vendors in respect of the exercise of a Put Right and the Tag-Along Vendors in respect of the exercise of the Tag-Along Put Right, in the aggregate, more than the number of Coinsquare Shares equal to the number of Call Option Shares.

(6)	In this Agreement, the “Put Share Price” shall be equal to, subject to Section 3.4, $7.75 per Call Option Share.

(7)	The Put Right shall expire upon the earlier of: (a) the date upon which the Investor has acquired from the Vendors and the Tag-Along Vendors pursuant to the due exercise of the Call Option and the Tag-Along Call Option, respectively, in the aggregate, the number of Coinsquare Shares equal to the number of Call Option Shares as set out in Section 3.1(1); and (b) the date that is 13 months after the Initial Closing Date.

Section 3.3 Payment of the Call Option Purchase Price or Put Purchase Price

The Call Option Purchase Price (in the case of due exercise of the Call Option) or the Put Purchase Price (in the case of due exercise of the Put Right) will be paid and satisfied by the Investor through the issuance of Mogo Shares at a deemed issue price per Mogo Share determined in accordance with Section 3.5 and/or in cash, in such combination as the Investor may determine in its sole discretion, as Mogo shall notify the Corporation and the Vendors in writing not less than two Business Days prior to the Put/Call Closing, provided that no less than one-half of the Call Option Purchase Price or Put Purchase Price consideration, as the case may be, is paid in cash (the “Minimum Option/Put Cash Amount”).

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Section 3.4 Failure to Pay Minimum Option/Put Cash Amount

If the Investor does not satisfy the Minimum Option/Put Cash Amount as required under Section 3.3, the Call Option Share Price or the Put Share Price, as applicable, shall be increased to $8.29 per Call Option Share (the “Minimum Call Option Share Price”) and the purchase price to be paid to the Vendors for the Call Option Shares will be equal to the Minimum Call Option Share Price multiplied by the number of Call Option Shares to be purchased and sold at Put/Call Closing (the “Minimum Call Option Purchase Price”), and such purchase price will be paid and satisfied entirely by the Investor issuing the Vendors Mogo Shares as determined in accordance with Section 3.5.

Section 3.5 Mogo Share Valuation

For purposes of determining the number of Mogo Shares, if any, to be issued as consideration for the Call Option Shares, the Mogo Shares to be issued to the Vendors shall have a deemed value equal to the 30-day VWAP immediately prior to date upon which either the Call Option is exercised by the Investor or the Put Right is exercised by the Vendors, in each case subject to applicable minimum pricing rules of the TSX. Any Mogo Shares to be issued for the Call Option Purchase Price or Put Purchase Price consideration, if any, shall be issued as free-trading shares, subject only to the transfer restrictions set out in Section 11.6 of this Agreement.

Section 3.6 Put/Call Closing

(1)	At the Put/Call Closing, the Investor will deliver to the Vendors’ legal counsel a wire transfer of immediately available funds representing the aggregate amount of the Call Option Purchase Price or Put Purchase Price consideration, as the case may be, to be paid in cash, and issue to the Vendors, as the Vendors may direct in writing, such number of Mogo Shares, if any, determined in accordance with Section 3.5.

(2)	The Put/Call Closing shall occur sixty (60) days after due exercise of the Call Option or the Put Right, as applicable, or on such earlier date as agreed to by the Investor and the Vendors, subject to the conditions set out in this Article 3. At the Put/Call Closing: (a) the Vendors shall make the representations and warranties to the Investor as set out in Section 4.2 of this Agreement, brought down as of the Put/Call Closing Date, with respect to the Call Option Shares acquired by the Investor at the Put/Call Closing; and (b) [commercially sensitive information redacted] (one of the Vendors) shall execute the [commercially sensitive information redacted] Option/Put Escrow Agreement and deliver his cash proceeds and Mogo Shares, if any, to the escrow agent in accordance with the [commercially sensitive information redacted] Option/Put Escrow Agreement.

(3)	At the Put/Call Closing, the Investor will acquire the Call Option Shares and pay the aggregate Call Option Share Price or the Put Share Price, as applicable (the “Put/Call Consideration”), as follows:

(a)	the cash portion of the Put/Call Consideration shall be paid by wire transfer of immediately available funds to the trust account of the Vendors’ legal counsel; and

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(b)

the Mogo Shares to be issued satisfaction of any portion of the Put/Call Consideration will be issued to the Vendors by way of: (i) (A) a book entry only position or other electronic deposit on the records of the Investor’s transfer agent, together with delivery of ownership statements to the Vendors; or (B) the deposit of a certificate evidencing the Mogo Shares to The Canadian Depository for Securities Limited as depository, for credit to the participant and brokerage accounts of Vendors, as directed by the Vendors; or (ii) physical delivery of certificates representing the Mogo Shares registered in the names of the Vendors or in such other name as the Vendors shall notify the Investor in writing not less than two Business Days prior to the Put/Call Closing.

Section 3.7 Restrictions on Exercise of the Call Option and Put Right

(1)	The Investor shall have no right to exercise the Call Option until the later of: (a) May 31, 2021; and (b) the date on which the audited financial statements of the Corporation are prepared in accordance with Section 11.7 of this Agreement.

(2)	The Vendors shall have no right to exercise the Put Right until the audited financial statements of the Corporation have been prepared in accordance with Section 11.7 of this Agreement and delivered to the Investor.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION AND VENDORS

Section 4.1 Representations and Warranties Regarding the Corporation

The Corporation represents and warrants as follows to the Investor, as of the date hereof and acknowledges and agrees that the Investor is relying upon such representations and warranties in connection with its subscription for the Subscribed Shares and its purchase of the Purchased Shares:

Corporate Matters

(a)

Incorporation and Qualification. Each Coinsquare Corporation is a corporation incorporated and existing under the laws of its formation and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each Coinsquare Corporation is qualified, licensed or registered to carry on business in each jurisdiction where the nature of the Assets or the Business makes such qualification necessary. The Coinsquare Corporations (other than the Corporation) are the only subsidiaries (as defined in the Canada Business Corporations Act) material to the operation of the Business.

(b)

Corporate Authorization. The execution, delivery of and performance by the Corporation of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action on the part of the Corporation.

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(c)

No Conflict. Except for the filings, notifications and Authorizations described in Section 4.1(d) of the Disclosure Letter, the consents, approvals and waivers described in Section 4.1(e) of the Disclosure Letter or as disclosed in Section 4.1(d) of the Disclosure Letter, the performance and consummation of any transaction contemplated by the Agreement and each of the Ancillary Agreements by any Coinsquare Corporation:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any Coinsquare Corporation’s Constating Documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it or any Coinsquare Corporation is a party or pursuant to which any Coinsquare Corporation’s assets or property may be affected;

(iii)	do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Coinsquare Corporation or the operation of the Business; and

(iv)	do not and will not result in the violation of any Law.

(d)

Required Authorizations. Except as disclosed in Section 4.1(d) of the Disclosure Letter, no filing, registration, or membership with, submission or notice to, or Authorization of, any Governmental Entity is required on the part of any Coinsquare Corporation as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would not reasonably be expected to be material.

(e)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any Contract to which any Coinsquare Corporation is a party to any of the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section 4.1(e) of the Disclosure Letter.

(f)	Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which it is a party has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g)

Authorized and Issued Capital. Section 4.1(g) of the Disclosure Letter sets out (i) the authorized share and debt capital, and (ii) the issued and outstanding share and debt capital of the Corporation as of the date hereof (on a fully diluted basis) and all options, warrants, conversion rights or other rights granted by the Corporation for the subscription, purchase or issuance of any unissued shares or securities of the Corporation, as of the date of this Agreement, all of which (and no more) have been duly issued and are outstanding as fully paid and non-assessable, and (iii) at the Initial Closing Date, the securities set out in Section 4.1(g) of the Disclosure Letter (and no more) will be duly issued and will be outstanding (on a fully diluted basis) as fully paid and non-assessable and have been issued in compliance with all applicable Laws. There is no published market for the Coinsquare Shares. All of the issued and outstanding shares of each Coinsquare Corporation is owned by one or more of the Coinsquare Corporations, as the registered and beneficial owner with a good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the constating documents of such Coinsquare Corporation.

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(h)	No Other Agreements to Purchase. Except as set out in Section 4.1(g) of the Disclosure Letter and the Investor’s right under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by the Corporation) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of any Coinsquare Corporation.

(i)	Dividends and Distributions. The Corporation has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(j)	Corporate Records. The corporate records of the Coinsquare Corporations, including all constating documents (including the Constating Documents) and by-laws, minute books, registers, share certificate books and all other similar documents and records (collectively, the “Corporate Records”) are materially complete and accurate and all corporate proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the Corporate Records and have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of such Coinsquare Corporation in all material respects. No Coinsquare Corporation is subject to, or affected by, any unanimous shareholders agreement, other than the Existing Shareholder Agreement.

(k)	Issuance of Subscribed Shares.

(i)

Upon receipt of the Subscription Price by the Corporation at the Initial Closing, the Subscribed Shares will be duly and validly created, authorized, allotted and issued as fully paid and non-assessable, in compliance with all applicable securities Laws and the Investor will be the registered holder of and will hold legal title to the Subscribed Shares, free and clear of all Liens whatsoever, other than the restrictions imposed by the New Shareholders Agreement, the Constating Documents or applicable securities Laws; and

(ii)

After giving effect to the issue of the Subscribed Shares at the Initial Closing, the Subscribed Shares will represent 10% of the issued and outstanding equity interests of the Corporation on a Partially-Diluted Basis, and the Purchased Shares will represent 9.99% of the issued and outstanding equity interests of the Corporation on a Partially-Diluted Basis.

(l)

Issuance of the Warrant Shares. At the Initial Closing, Corporation will have reserved for issuance the Coinsquare Shares (the “Warrant Shares”) that are issuable upon due exercise of the Warrant. Upon due exercise of the Warrant in accordance with its terms, including full payment for the Warrant Shares, the Warrant Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation, free and clear of all Liens whatsoever, other than the restrictions imposed by the New Shareholders Agreement, Constating Documents or applicable securities Laws.

(m)

Shareholders Agreements. At the Initial Closing Date, there will be no shareholders’ agreements or other agreements governing the voting, holding, transfer or sale of shares of the Corporation or any subsidiary or the management of the affairs of the Corporation or any subsidiary, other than the New Shareholders Agreement or [commercially sensitive information redacted].

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(n)

Shareholders Rights. At the Initial Closing Date, the Investors will acquire all rights as a shareholder of the Corporation, including, without limitation, the right to attend shareholders meetings, to exercise the voting rights attached to the Subscribed Shares and Purchased Shares acquired in connection with the Initial Closing, and to receive dividends (as if and when declared) in each case, on the terms and conditions set out in the special rights and restrictions attaching to the Coinsquare Shares.

General Matters Relating to the Business

(o)

No Material Adverse Change. Since the date of the Interim Financial Statements, there has not been any Material Adverse Change of any Coinsquare Corporation and no event has occurred or circumstance exists which would reasonably be expected to result in such a Material Adverse Change. Since the date of the Interim Financial Statements, the Coinsquare Corporations have conducted the Business, and any past business, in the Ordinary Course.

(p)	Compliance with Laws. Except as set out in Section 4.1(p) of the Disclosure Letter, the Corporation has no reason to believe that any Coinsquare Corporation is not conducting the Business in compliance with all applicable Laws, other than acts of non-compliance which, individually or in the aggregate, are not material, and the Coinsquare Corporations have not received any written notice of material violations of Laws.

(q)

Authorizations. One or more of the Coinsquare Corporations owns, holds, possesses or lawfully uses in the operation of the Business, all Authorizations which are necessary for it to conduct the Business or for the ownership and use of the Assets in compliance with all applicable Laws. Each Authorization is valid, subsisting and in good standing, no Coinsquare Corporation is in default or breach of any Authorization and, no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the Ordinary Course without the need for the Coinsquare Corporation holding such Authorizations to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

Matters Relating to the Assets

(r)	Sufficiency of Assets. The Business is the only business operation carried on by the Coinsquare Corporations. The Assets include all rights and property necessary to enable the Coinsquare Corporations to conduct the Business after the Initial Closing (i) as reflected and disclosed in the Financial Statements and the Interim Financial Statements; and (ii) substantially in the same manner as it was conducted prior to the Initial Closing.

(s)	Cryptocurrency Assets.

(i)

Section 4.1(s)(i) of the Disclosure Letter sets out, in a fair, accurate and complete manner, to the knowledge of the Corporation, the trading volumes for the trailing twelve months and the total amount of all cryptocurrency under management on the Corporation’s platform as at February 9, 2021 on an unaudited basis, subject to normal audit adjustments.

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(ii)	None of the Coinsquare Corporations is engaged in any wash trading.

(iii)	The Corporation’s existing security and coin storage policies and practices, [commercially sensitive information redacted]. The Corporation represents that it is in compliance with such policy and actively monitors its balances to ensure it remains in compliance with such policy.

(iv)	All of the cryptocurrency reflected in the Financial Statements and the Interim Financial Statements is controlled by a Coinsquare Corporation;

(v)	The Corporation, through authorized directors, officers, employees, and consultants, has full, complete and sole custody and control of the keys to the Corporation’s hot and cold wallets.

(vi)	[commercially sensitive information redacted]

(t)	Title to the Assets. Each Coinsquare Corporation owns (with good title) all of the properties and assets that it purports to own including all the properties and assets reflected as being owned by such Coinsquare Corporation in its financial Books and Records and does not own any other property or assets. Each Coinsquare Corporation has legal and beneficial ownership of its Assets free and clear of all Liens. No other Person owns any property or assets which are being used in the Business except for any real property leases. The Coinsquare Corporations have full possession and control over all of the Assets.

(u)	No Options, etc. to Purchase Assets. No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from any Coinsquare Corporation of any of the Assets, other than (i) Assets which are obsolete and which individually or in the aggregate do not exceed $100,000; or (ii) inventory to be sold in the Ordinary Course.

(v)	Owned Property. None of the Coinsquare Corporations owns or has ever owned any real property.

(w)	Leases. Section 4.1(r) of the Disclosure Letter sets out all of the properties leased by any Coinsquare Corporation. True and complete copies of all real property leases have been provided to the Investor in the Data Room. Each lease creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment.

(x)	Material Contracts. Except for the Contracts, leases, Employee Plans, insurance policies, and Employment Contracts provided in the Data Room (collectively, the “Material Contracts”), no Coinsquare Corporation is a party to or bound by:

(i)

any continuing Contract involving the performance of services, delivery of goods or materials, or payments to or by one or more Coinsquare Corporations where the purchase or sale price or agreed value or fair market value of such goods or materials, or services commitment exceeds [commercially sensitive information redacted] annually or [commercially sensitive information redacted] over the remaining term of such Contract;

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(ii)

any Contract material to the Business that expires or may be renewed at the option of any Person other than the applicable Coinsquare Corporation so as to expire more than one year after the date of this Agreement;

(iii)

any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS, in excess of [commercially sensitive information redacted];

(iv)

any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person, in excess of [commercially sensitive information redacted];

(v)

any Contract in respect of the Intellectual Property or Software owned by, licensed to or used by any Coinsquare Corporation that generated revenue or required expenditures exceeding [commercially sensitive information redacted] during the fiscal year ended December 31, 2020;

(vi)	any Contracts for capital expenditures in excess of [commercially sensitive information redacted] in the aggregate;

(vii)

any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting in any material respect the freedom of any Coinsquare Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, or solicit any Persons for any purpose;

(viii)	any material lease by a Coinsquare Corporation of machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(ix)	any material distributor, sales, advertising, agency or manufacturer’s representative Contract;

(x)	any Contract made out of the Ordinary Course including any Contract for the purchase of real property;

(xi)	any Contract with any Person with whom any Coinsquare Corporation does not deal at arm’s length within the meaning of the Tax Act; or

(xii)	any Contract that is material to the Business.

(y)	No Breach of Material Contracts.

(i)

To the knowledge of the Corporation, there are no circumstances that are reasonably likely to adversely affect the ability of any Coinsquare Corporation to perform its material obligations under any Material Contract.

(ii)

Except as would not reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change, no Coinsquare Corporation is alleged to be in default of any Material Contract to which it is a party.

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(iii)

Each of the Material Contracts is in full force and effect, unamended, and to the knowledge of the Corporation, there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of any Coinsquare Corporation or its counterparty under any Material Contract.

(iv)	True, correct and complete copies of all Material Contracts have been made available to the Investor in the Data Room.

(v)	All Contracts with non-arm’s length Persons, if any, do not contain any material non-market terms.

(z)

Accounts Receivable. All accounts receivables of the Coinsquare Corporations are bona fide and are subject to an allowance for doubtful accounts that has been reflected on the Books and Records of the Coinsquare Corporations in accordance with IFRS.

(aa)	Intellectual Property.

(i)	With respect to all material Intellectual Property of the Corporation (other than intellectual property licensed under third Party Licenses), (A) the applicable Coinsquare Corporation is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens, and (B) no action, suit, proceeding, arbitration, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Corporation, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. Each registration, filing, issuance and/or application in respect of Material Intellectual Property (i) has not been abandoned, cancelled or otherwise compromised, (ii) has been maintained effective by all requisite filings, renewals and payments, and (iii) remains in full force and effect.

(ii)

To the knowledge of the Corporation (A) no Coinsquare Corporation is infringing upon, misappropriating or otherwise violating any copyrights or trade secrets of any Person, (B) no Coinsquare Corporation is infringing upon, misappropriating or otherwise violating any Intellectual Property (other than copyrights and trade secrets) of any Person, (C) no Coinsquare Corporation has received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by any Coinsquare Corporations of the Intellectual Property of any Person. To the knowledge of the Corporation, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of any Coinsquare Corporation in any manner.

(iii)

Each Coinsquare Corporation uses the Intellectual Property of third parties only pursuant to written license agreements (collectively, the “Third Party Licenses”) and no Coinsquare Corporation has exercised any rights, including without limitation any use, reproduction, distribution or derivative work rights, outside the scope of any Third Party Licenses.

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(iv)

Each Coinsquare Corporation has taken commercially reasonable actions to protect, preserve and maintain its material Intellectual Property and to maintain the confidentiality and secrecy of and restrict the improper use of confidential information, trade secrets and proprietary information under applicable Law including, such reasonable actions as requiring employees and consultants to enter into non-disclosure, intellectual property assignment agreements and waivers to any non-assignable rights (including moral rights), in each case to the extent that such employees or consultants have created, worked on or have developed any part of the Intellectual Property.

(v)

Except as set forth in Section 4.1(aa) of the Disclosure Letter, to the knowledge of the Corporation, there has been no unauthorized disclosure of any trade secrets or proprietary information of any Coinsquare Corporation.

(bb)	Software and Technology.

(i)

To the knowledge of the Corporation, except as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change, the computer and data processing systems, facilities and services used by any Coinsquare Corporation are substantially free of any material defects, bugs and errors, and do not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials wherein any trade secrets, or proprietary information of any Coinsquare Corporation has been disclosed to a third party (“Self-Help Code or Unauthorized Code”).

(ii)

Except as set out in Section 4.1(bb) of the Disclosure Letter, none of the Corporation Software incorporates or is comprised of or distributed with any Publicly Available Software in a manner which (A) requires the distribution of source code in connection with the distribution of such software in object code form; (B) materially limits any Coinsquare Corporation’s freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (C) allows a user to have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of applicable Law. At least one of the Coinsquare Corporations is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, programmers’ notes, source code annotations, user manuals and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of each item of material Corporation Software, subject to any licenses granted to third parties therein. To the knowledge of the Corporation, the Corporation Software does not contain any Self-Help Code or Unauthorized Code.

(iii)

Except as set forth in Section 4.1(bb) of the Disclosure Letter, no Coinsquare Corporation has disclosed Corporation Software source code to any other Person, except in connection with (A) a source code escrow agreement in which release of the Corporation Software source code is generally limited to the following contingencies: (1) a Coinsquare Corporation ceases to support the relevant software as required by the relevant license agreement, (2) a Coinsquare Corporation fails adequately to maintain service levels established in the relevant license agreement, or (3) a Coinsquare Corporation ceases to conduct the relevant business, becomes insolvent or enters into bankruptcy; or (B) a non-exclusive license of Corporation Software source code to clients. Such disclosures of source code have only been made pursuant to written confidentiality terms that reasonably protect the applicable Coinsquare Corporation’s rights in the Corporation Software.

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(iv)	Each Coinsquare Corporation has in place cybersecurity measures and policies that are consistent with current needs of the Business, and that such measures and policies reasonably safeguards proper access to and the security of, the data of the Coinsquare Corporations. To the knowledge of the Corporation, except as set out in Section 4.1(bb) of the Disclosure Letter, there is no deficiency in any Coinsquare Corporation’s cybersecurity measures or policies that could reasonably be expected to result in a loss of data or a breach of security of any Coinsquare Corporation in any material respect.

(v)	Section 4.1(bb) of the Disclosure Letter sets out (A) any written complaint relating to an improper use or disclosure of any information involving any Coinsquare Corporation; and (B) any breaches in the information security, cybersecurity or similar systems in respect of any Coinsquare Corporation in the past five (5) years, and in each case, the remedial action, if any taken by the applicable Coinsquare Corporation.

Financial Matters

(cc)

Books and Records. All accounting and financial Books and Records of the Coinsquare Corporations have been fully, properly and accurately kept and completed in all material respects. Such Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which will not be available in the Ordinary Course.

(dd)

Financial Statements. The Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous fiscal years, subject to the exceptions set forth in Section 4.1(dd) of the Disclosure Letter), and each:

(i)	presents fairly the assets, liabilities, (whether accrued, absolute, contingent or otherwise) and financial position of the Corporation and its subsidiaries as at the respective dates of the relevant statements;

(ii)	presents fairly the sales and earnings of the Corporation and its subsidiaries during the periods covered by the Financial Statements or Interim Financial Statements, as the case may be; and

(iii)	do not contain any material misstatements or omissions;

provided that the management prepared consolidated financial statements of the Coinsquare Corporations for the fiscal years ending 2018, 2019 and 2020, consisting of a balance sheet and the accompanying statements of income, and the Interim Financial Statements:

(iv)	do not contain statements of changes in equity, statements of cash flows and notes to the financial statements required under IFRS; and

(v)	are subject to normal audit adjustments, which individually or in the aggregate would not be material to any buyer contemplating the Transactions.

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True, correct and complete copies of the Financial Statements and the Interim Financial Statements have been provided to the Investor in the Data Room. There has been no material change in the stated accounting policies or practices of the Coinsquare Corporations since the date of the audited consolidated financial statements of the Corporation for the fiscal year ending December 31, 2017, except as required by IFRS.

(ee)

Internal Controls. Except as set forth in Section 4.1(ee) of the Disclosure Letter, the Coinsquare Corporations maintain a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and applicable Laws. Within the three financial years prior to the date of the Interim Financial Statements, none of the Coinsquare Corporations (including their personnel and independent accountants who participated in the preparation or review of financial statements or the internal accounting controls employed by any of the Coinsquare Corporations) has identified or been made aware of (x) any fraud, whether or not material, that involves current management of the Coinsquare Corporations or any personnel involved in financial reporting or (y) any written claim or allegation regarding any of the foregoing.

(ff)

Estimates, Assumptions and Judgments. The Disclosure Letter sets out the critical estimates, assumptions and judgments made by management of the Corporation that affect the reported amount of the Coinsquare Corporations’ assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period covered by the Financial Statements.

(gg)

No Liabilities. No Coinsquare Corporation has any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown in the Interim Financial Statements; (ii) current liabilities incurred in the Ordinary Course of Business since the date of the Interim Financial Statements; and (iii) as disclosed in Section 4.1(gg) of the Disclosure Letter.

(hh)

Hedging and Pricing Strategies. The Corporation has adequate and prudent hedging and pricing strategies in place and has not experienced material losses related to volatility in the pricing of the cryptocurrencies traded on the Corporation’s platform.

(ii)

Related Party Transactions. Except as disclosed in Section 4.1(ii) of the Disclosure Letter, no shareholder nor any officer, director, manager, equityholder, employee or affiliate of the Coinsquare Corporations or any shareholder, or any family member of any of the foregoing, (i) owes any amount to the Coinsquare Corporations, and the Coinsquare Corporations do not owe any amount to, and it has not committed to make any material loan or extend or guarantee credit to or for the benefit of, any such Person, (ii) has directly or indirectly purchased, acquired or leased any property, rights or services from, or sold, transferred or leased any property, rights or services to the Coinsquare Corporations, (iii) directly or indirectly entered into or been subject to any Contract or other transaction with the Coinsquare Corporations or (iv) directly or indirectly received any financial or other benefits from the Coinsquare Corporation other than the payment of compensation for services rendered in the Ordinary Course.

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Particular Matters Relating to the Business

(jj)	Environmental Matters.

(i)	Each of the Coinsquare Corporations has been and is in material compliance with all Environmental Laws applicable to the Business.

(ii)	None of the Coinsquare Corporations has used or permitted to be used any of the Business operations, properties or facilities or any property or facilities that it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance (as identified in Environmental Laws), except in material compliance with Environmental Laws.

(iii)	None of the Coinsquare Corporations has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws, and none of the Coinsquare Corporations has received any request for information in connection with any federal, provincial, municipal, state or local inquiries as to disposal sites with respect to the Business operations, properties or facilities.

(iv)	There are no environmental audits, evaluations, assessments, studies or tests commissioned by the Corporation or any subsidiary respecting the Business operations, properties or facilities.

(kk)	Employees.

(i)	Each Coinsquare Corporation is in material compliance with all terms and conditions of employment, except as disclosed in Section 4.1(kk) of the Disclosure Letter.

(ii)	No Coinsquare Corporation has engaged in any unfair labour practice.

(iii)	There is no Collective Agreement in force with respect to the employees of any Coinsquare Corporation nor is there any Contract with any employee association in respect of the employees of any Coinsquare Corporation.

(iv)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of any Coinsquare Corporation by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Corporation, threatened to apply to be certified as the bargaining agent of any employees of any Coinsquare Corporation. To the knowledge of the Corporation, there are no threatened or pending union organizing activities involving any employees of any Coinsquare Corporation and no such event has occurred within the last five (5) years. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Corporation, threatened against any Coinsquare Corporation and no such event has occurred within the last five (5) years.

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(v)	Current and complete copies of all Employment Contracts with material employees of the Coinsquare Corporations have been made available or described to the Investor in the Data Room.

(vi)

There are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement.

(vii)

The Data Room contains a correct and complete list of each independent contractor or consultant engaged by any Coinsquare Corporation including their names, consulting fees, any other forms of compensation or benefits, and whether they are subject to a written Contract. No Coinsquare Corporation has received any notice from any Governmental Entity disputing the classification of any independent contractor as such.

(viii)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Coinsquare Corporation has been reassessed in any material respect under such legislation during the past five (5) years and, to the knowledge of the Corporation, no audit of any Coinsquare Corporation is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(ll)	Employee Plans.

(i)	Section 4.1(ll)(i) of the Disclosure Letter lists and describes all Employee Plans. The Coinsquare Corporations have furnished to the Investor true, correct and complete copies of all the Employee Plans (or if oral, summaries thereof), together with all related documentation.

(ii)	No Employee Plan is or is intended to be a “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act.

(iii)	All Employee Plans have been established, administered, communicated and invested in accordance with all Laws. Neither the Corporation, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(mm)

Insurance. Section 4.1(mm) of the Disclosure Letter contains a correct and complete list of insurance policies to which any Coinsquare Corporation is a party, an insured or a beneficiary or under which any Coinsquare Corporation or any officer or director of a Coinsquare Corporation is covered, setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. No Coinsquare Corporation is in default with respect to any of the provisions contained in the insurance policies and no Coinsquare Corporation has failed to give any notice or to present any claim under any insurance policy in a due and timely fashion or has provided any information to any insurer in connection with any application for insurance that could result in the cancellation of any insurance policy for the benefit of such Coinsquare Corporation or a denial of coverage for a risk otherwise covered by any such insurance policy or bond. To the knowledge of the Corporation, there are no circumstances in respect of which any Person could make a claim under any insurance policy. No Coinsquare Corporation has received any refusal of insurance coverage or any notice that a defense will be afforded with reservation of rights. Since the date of the Interim Financial Statements, there has not been any material adverse change in the relationship of any Coinsquare Corporation with its insurers, the availability of coverage, or in the premiums payable pursuant to the policies.

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(nn)	Litigation. Except as described in Section 4.1(nn) of the Disclosure Letter, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Coinsquare Corporation, pending, or, to the knowledge of the Corporation, threatened, against any Coinsquare Corporation. To the knowledge of the Corporation and the Vendors, there is no valid basis for any action, suit, proceeding, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Coinsquare Corporation. No Coinsquare Corporation is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has any Coinsquare Corporation settled any claim prior to being prosecuted in respect of it.

(oo)	Customers and Suppliers. There is no unresolved notice from any material customer or supplier given to any Coinsquare Corporation terminating, canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Contract or relationship with any Coinsquare Corporation or threatening to take any of such actions, and, to the knowledge of the Corporation, no such customer or supplier intends to do any of the foregoing.

(pp)	Anti-Corruption.

(i)	No Coinsquare Corporation and no representative, or Person acting on behalf, of any Coinsquare Corporation in its capacity as such has violated the anti-corruption Laws of any jurisdiction applicable to any Coinsquare Corporation. Each Coinsquare Corporation has at all times complied with all Laws relating to export control and trade sanctions or embargoes applicable to such Coinsquare Corporation.

(ii)	No Coinsquare Corporation nor, to the knowledge of the Corporation and the Vendors, any director, officer, agent, employee or other Person acting on behalf of a Coinsquare Corporation has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in connection with the Business. No Coinsquare Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee or other Person acting on behalf of a Coinsquare Corporation has accepted or received any unlawful contributions, payments, gifts or expenditures in connection with the Business.

(qq)

No Market Conduct Claim. Except as referred to in the settlement agreement between the Corporation, Coinsquare Capital Markets Ltd., and the OSC dated July 16, 2020, no Coinsquare Corporation has received, or been subject to, a Market Conduct Claim.

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(rr)	Securities Registrations of Coinsquare Corporations.

(i)

Other than review being conducted by certain Securities Authorities in connection with the application by Coinsquare Capital Markets Ltd. for the Registration Approval, to the knowledge of the Corporation, there is no regulatory review or field audit by any Securities Authority proceeding or pending in respect of any Coinsquare Corporation, and to the knowledge of the Corporation there are no ongoing investigations currently being undertaken by any Securities Authority against any Coinsquare Corporation.

(ii)

Each Coinsquare Corporation which is required to be registered as a dealer or adviser with one or more Securities Authorities is so registered or has applied to such registration with such registration being pending, and such registration or application, has not been cancelled or revoked, and is not subject to any terms, conditions or undertakings other than as publicly disclosed with the relevant Securities Authorities as at the date of this Agreement.

(iii)	No Coinsquare Corporation is, to the knowledge of the Corporation, under investigation by a Securities Authority or other Governmental Entity.

(iv)	No Coinsquare Corporation is a “reporting issuer” or its equivalent under the securities legislation of any Canadian jurisdiction.

(ss)	Taxes.

(i)	Except as disclosed in Section 4.1(ss) of the Disclosure Letter, each Coinsquare Corporation has paid all Taxes which are due and payable within the time required by applicable Law, and has paid all assessments and reassessments it has received in respect of Taxes. Each Coinsquare Corporation has provided full and adequate provision in accordance with IFRS in the Interim Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. No Coinsquare Corporation has received any refund of Taxes to which it is not entitled.

(ii)	Except as disclosed in Section 4.1(ss) of the Disclosure Letter, each Coinsquare Corporation has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of the Coinsquare Corporation for the periods covered thereby.

(iii)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Coinsquare Corporations.

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(iv)	Except as disclosed in Section 4.1(ss) of the Disclosure Letter, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened against the Coinsquare Corporations in respect of Taxes and, to the knowledge of the Corporation, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Coinsquare Corporations by a Governmental Entity. No Coinsquare Corporation is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and none of the Coinsquare Corporations have received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

(v)	Each Coinsquare Corporation has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(vi)	No Coinsquare Corporation is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).

(tt)	Privacy.

(i)	Each Coinsquare Corporation that collects, stores, uses or discloses Personal Information has a written privacy policy which governs such collection, storage, use and disclosure of Personal Information, and is in compliance in all material respects with such policy.

(ii)	Except as set out in Section 4.1(tt)(ii) of the Disclosure Letter, in connection with its collection, storage, processing, sharing, retention, disclosure, transfer (including any transfer across national borders) and/or use of any Personal Information from any individuals, including any customers, prospective customers, employees and/or other third parties, the Coinsquare Corporations are and have been in compliance in all material respects with all Applicable Law in all jurisdictions in which the Coinsquare Corporations operate their business and the requirements of any contract or codes of conduct to which the Coinsquare Corporations are a party.

(uu)	Anti-Spam. The Coinsquare Corporations are and have been in material compliance with Canada’s Anti-Spam Legislation (S.C. 2010, c. 23)(CASL), and, within the meaning of that law, sends commercial electronic messages only to recipients who have provided express consent to the receipt of such messages, or with respect to whom the Coinsquare Corporation, as applicable, is deemed to have implied consent due to the existence of an existing business relationship.

(vv)	Disclosure. No representation or warranty or other statement made by the Corporation in this Agreement contains any untrue statement of material fact or a statement that is misleading in light of the circumstances in which it is made.

(ww)	No Brokers. No Coinsquare Corporation nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement, except for Origin Merchant Partners.

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Section 4.2 Representations and Warranties Regarding the Vendors

Each Vendor, severally (and not jointly and severally), as to itself only, represents and warrants to the Investor, as of the date hereof (and as of the Put/Call Closing Date, if any) and acknowledges and confirms that the Investor is relying upon such representations and warranties in connection with its subscription for the Subscribed Shares and its purchase of the Purchased Shares (and the purchase of the Call Option Shares, if the Put/Call Closing Date occurs):

(a)

Incorporation and Qualification. In the case of a Vendor that is not an individual, such Vendor is incorporated and existing under the laws of the jurisdiction of its organization and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)

Corporate Authorization. In the case of a Vendor that is not an individual, the execution, delivery of and performance by such Vendor of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action on the part of such Vendor.

(c)

No Conflict. The execution, delivery and performance by such Vendor of this Agreement and the consummation of the Transactions contemplated by this Agreement and each of the Ancillary Agreements to which it is a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of such Vendor’s constating documents;

(ii)

subject to compliance with the Existing Shareholders Agreement, do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts to which such Vendor is a party or pursuant to which any of its assets or property may be affected;

(iii)

do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by the Vendor in connection with the ownership of the Purchased Shares or the operation of the Business; and

(iv)	do not and will not result in the violation of any Law.

(d)

Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any Contract to which the Vendor is a party to any of the Transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section 4.2(d) of the Disclosure Letter.

(e)	Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which it is a party has been duly executed and delivered by such Vendor, and constitutes a legal, valid and binding obligation of such Vendor enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

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(f)	No Other Agreements to Purchase. Except under the Existing Shareholders Agreement and except for the Investor’s right under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by such Vendor) capable of becoming such for the purchase or acquisition from such Vendor of any Purchased Shares, or of the Call Option Shares in the case of the Put/Call Closing, of such Vendor.

(g)	Title to Purchased Shares and Call Option Shares. Such Vendor owns at least that number of Purchased Shares and Call Option Shares set out opposite its name in Schedule 2.2. The Vendor owns such Purchased Shares and Call Option Shares as the registered and beneficial owner with a good title, free and clear of all Liens whatsoever, other than the resale restrictions imposed by the Existing Shareholders Agreement, the Constating Documents. Upon completion of the Transactions contemplated by this Agreement, such Vendor will have transferred to the Investor good and valid title to such Purchased Shares and Call Option Shares (if any, in the case of the Put/Call Closing), free and clear of all Liens whatsoever, other than the resale restrictions imposed by the New Shareholders Agreement and the Constating Documents.

(h)	Residence. Either (i) such Vendor, other than [commercially sensitive information redacted] is not a non-resident of Canada within the meaning of the Income Tax Act (Canada), or (ii) the Purchased Shares and the Call Option Shares set out next to such Vendor’s name in Schedule 2.2 are not “taxable Canadian property”, as defined in subsection 248(1) of the Tax Act.

(i)	Litigation. To the knowledge of such Vendor, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving such Vendor, pending, or threatened, against it that would reasonably be expected to materially affect the Transactions.

(j)	No Brokers. Neither it nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the Transactions contemplated by this Agreement.

Section 4.3 Representations and Warranties of the Founding Vendors

[commercially sensitive information redacted] represents and warrants to the Investor, as of the date hereof (and as of the Put/Call Closing Date, if any) and acknowledges and confirms that the Investor is relying upon such representations and warranties in connection with its subscription for the Subscribed Shares and its purchase of the Purchased Shares (and the purchase of the Call Option Shares, if the Put/Call Closing Date occurs):

[commercially sensitive information redacted]

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ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

Section 5.1 Representations and Warranties of the Investor

The Investor represents and warrants as follows to the Corporation and the Vendors and acknowledges and agrees that each of the Corporation and the Vendor is relying on such representations and warranties in connection with, the Subscription in the case of the Corporation, and the Acquisition and sale of the Call Option Shares in the case of the Vendors:

(a)

Incorporation and Corporate Power. The Investor is an entity that is duly formed and validly existing under the laws of the jurisdiction of its organization and its principal place of business is in British Columbia. The Investor has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)

Corporate Authorization. The execution and delivery of and performance by the Investor of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been duly authorized by all necessary corporate action on the part of the Investor.

(c)

No Conflict. Except for the consents and authorizations set out in Schedule 5.1(c) to this Agreement, the execution and delivery of and performance by the Investor of this Agreement and each of the Ancillary Agreements to which it is a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it is a party; and

(iii)	do not and will not result in the violation of any Law.

(d)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which the Investor is a party have been duly executed and delivered by the Investor and constitute legal, valid and binding agreements of the Investor, enforceable against it in accordance with their respective terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)

Issuance of the Mogo Shares. At the Initial Closing Date and/or the Put/Call Closing Date, as applicable, all necessary corporate action will have been taken by the Investor to validly issue the Mogo Shares, if any, as fully paid and non-assessable shares in the capital of the Investor and the Corporation or the Vendors, as applicable, will be the registered holder of and will hold legal title to such Mogo Shares, free and clear of all Liens whatsoever.

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(f)	Reporting Issuer Status. The Investor is a reporting issuer not in default under the securities Laws of each of the Provinces and Territories of Canada.

(g)	Listing. The Mogo Shares are listed and posted for trading on the TSX and the NASDAQ, Mogo is in compliance in all material respects with the rules and regulations of the TSX and the NASDAQ. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Investor is pending, in effect or, to the knowledge of the Investor, has been threatened, or is expected to be implemented or undertaken, and the Investor is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to such order or restriction. As of the Initial Closing Date and each Put/Call Closing Date, the TSX and NASDAQ, if applicable, has or will have conditionally approved the listing of the Mogo Shares issuable in connection with the Subscription, the Acquisition, the exercise of the Call Option, and the exercise of the Put Right, as applicable.

(h)	Compliance with Laws. The Investor is conducting its business in material compliance with all applicable Laws, and the Investor has not received notice of any material violation by the Investor of any Laws.

(i)

Full Disclosure. The Mogo Public Record does not (i) contain any untrue statement of a material fact or misleading statement; or (ii) omit to state a material fact necessary in order to make the statement contained therein, in light of the circumstances in which they were made, not misleading. There is no "material fact" or "material change" with respect to the Investor (as such terms are defined in applicable securities Laws) which have not been generally disclosed to the public. Each document filed as part of the Mogo Public Record complied in all material respects with applicable securities Laws at the time it was filed.

(j)	Financial Statements. The financial statements of the Investor set out in the Mogo Public Record have been prepared in accordance with IFRS and present fairly (i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Investor as at the respective dates of such financial statements; and (ii) the sales, earnings and results of the operations of the Investor during the periods covered by such financial statements.

(k)	No Brokers. Neither the Investor nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the Transactions contemplated by this Agreement.

(l)	Purchasing as Principal. The Investor is purchasing the Subscribed Shares, the Purchased Shares or the Call Option Shares, as the case may be, as principal.

(m)

Accredited Investor. The Investor is acquiring the Subscribed Shares, Warrant, Purchased Shares, and Call Option Shares, as applicable, as principal for the Investor’s own account, and not for the benefit of any other Person. The Investor is acquiring the Subscribed Shares, Warrant, Purchased Shares, and Call Option Shares, as applicable, for investment only and not with a view to the resale or distribution of any of the Coinsquare Shares. At the Initial Closing Date and the Put/Call Closing Date, as applicable, the Investor will be an "accredited investor" within the meaning of applicable Canadian securities Laws by virtue of meeting definition (m) thereof.

(n)	Legends. The Investor acknowledges that the certificates representing any Coinsquare Shares delivered to the Investor will bear the restrictive legends prescribed by applicable securities Laws, and any additional legend required under the New Shareholders Agreement.

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ARTICLE 6

PRE-CLOSING COVENANTS OF THE PARTIES

Section 6.1 Conduct of Business Prior to the Initial Closing

(1)

During the Interim Period, the Corporation shall cause each Coinsquare Corporation to conduct the Business in the Ordinary Course and, without limiting the generality of the foregoing, each of the Corporation shall cause the Coinsquare Corporations to use commercially reasonable efforts to keep available the services of their employees and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with them and to not take any affirmative action or omit to take any reasonable action within its control, which would cause a breach, default or violation of any representations, warranties or covenants of the Corporation or any Vendor contained in this Agreement, subject to any exceptions expressly consented to by the Investor in writing.

(2)

Subject to Section 6.1(1), (i) the Corporation shall use its commercially reasonable efforts (A) to not cause or permit to exist a breach of any representations and warranties of the Corporation and the Vendors contained in this Agreement; and (B) to cause the Business to be conducted in such a manner that on the Initial Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date and (ii) the Vendors shall use their commercially reasonable efforts to not cause or permit to exist a breach of any representations and warranties of the Vendors contained in this Agreement.

(3)	Promptly upon execution of this Agreement, and in accordance with the Existing Shareholder Agreement, the Corporation:

(a)	will deliver a notice of pre-emptive rights under Article 5 of the Existing Shareholders Agreement to all of the shareholders of the Corporation entitled to receive such notice in connection with the Subscription, and shall allow the Investor a reasonable opportunity to review and comment on such notice prior to its delivery to shareholders of the Corporation; and

(b)	acting on its own behalf and on behalf of the Vendors, will deliver an offer notice under Section 8(1) of the Existing Shareholders Agreement to all of the shareholders of the Corporation entitled to receive such notice in connection with the Acquisition and the Call Option and Put Right, and shall allow the Investor a reasonable opportunity to review and comment on such notice prior to its delivery to shareholders of the Corporation.

(4)

Each Vendor hereby irrevocably waives and covenants not to exercise its pre-emptive right under Article 5 of the Existing Shareholders Agreement, its right of first refusal under Section 8(1) of the Existing Shareholders Agreement or its tag-along right under Section 8(2) of the Existing Shareholders Agreement, to the fullest extent and as applicable, with respect to the Transactions contemplated by this Agreement.

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(5)

The Corporation hereby irrevocably waives and covenants not to exercise its right of first refusal under Section 8(1) of the Existing Shareholders Agreement with respect to the Transactions contemplated by this Agreement.

(6)

Each of the Vendors hereby covenants and agrees to take all steps and to execute all documents and instruments necessary to amend the Existing Shareholders Agreement so as to approve and implement, as of the Initial Closing Date, the New Shareholders Agreement. The Corporation and each of the Vendors represents and warrants to the Investor that the Vendors, in the aggregate, represent as of the date of this Agreement, and will as of the Initial Closing Date, a sufficient threshold, [commercially sensitive information redacted] necessary to amend the Existing Shareholders Agreement.

Section 6.2 Access by Investor

(1)	Subject to applicable Law, during the Interim Period, the Corporation shall (i) upon reasonable notice to the Corporation from the Investor, permit the Investor and its employees, agents, counsel, accountants or other representatives, to have reasonable access during normal business hours to (A) the premises of any Coinsquare Corporation, (B) the Assets, including all Books and Records whether retained by any Vendor, any Coinsquare Corporation or otherwise, (C) all Contracts, and (D) the senior personnel of any Coinsquare Corporation, in each case, so long as the access does not unduly interfere with the ordinary conduct of the Business; (ii) furnish to the Investor or its employees, agents, counsel, accountants or other representatives, lenders, potential lenders and potential investors such financial and operating data and other information with respect to the Assets and any Coinsquare Corporation as the Investor from time to time reasonably requests; and (iii) co-operate, or cause the co-operation, with the Investor and its representatives in the arrangement of any financing in connection with the transactions contemplated by the Agreement, as the Investor may reasonably request from time to time.

(2)	No investigations made by or on behalf of the Investor, whether under this Section 6.2 or any other provision of this Agreement, will have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made in this Agreement.

Section 6.3 Actions to Satisfy Closing Conditions

(1)	The Corporation and the Vendors shall use commercially reasonable efforts to take or cause to be taken all such actions so as to ensure compliance with all of the conditions set forth in Section 7.1.

(2)

Subject to Section 6.5, the Investor shall use its commercially reasonable efforts to take or cause to be taken all such actions so as to ensure compliance with all of the conditions set forth in Section 7.2.

Section 6.4 Notices and Requests for Consents

(1)	The Corporation shall use commercially reasonable efforts to obtain or cause to be obtained prior to the Initial Closing, all consents, approvals and waivers that are required by the terms of Contracts to which any Coinsquare Corporation is a party in order to complete the transactions contemplated by this Agreement, including the consents, approvals and waivers described in Section 4.1(e) of the Disclosure Letter. Such consents, approvals and waivers will be upon such terms as are acceptable to the Investor, acting reasonably. The Investor shall, at the expense of the Corporation, reasonably co-operate in obtaining such consents, approvals and waivers.

(2)	The Corporation shall provide notices (in form and substance acceptable to the Investor, acting reasonably) that are required by the terms of the Contracts to which any Coinsquare Corporation is a party in connection with the transactions contemplated by this Agreement.

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Section 6.5 Filings and Authorizations

(1)

Each of the Parties, as promptly as practicable, after the execution of this Agreement, shall (i) make, or cause to be made, all filings and submissions under all Laws applicable to it, that are required for it to consummate the Transactions in accordance with the terms of this Agreement, (ii) use its commercially reasonable efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate such Transactions, and (iii) use its commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement.

(2)

Each of the Parties shall make all filings and submissions that are required to obtain the OSC Approval and the TSX Approval, as applicable, and will use their commercially reasonable efforts to satisfy all requests for additional information received pursuant to those filings and submissions and any orders or requests made by such Governmental Entity.

(3)

The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 6.5 including providing each other with advance copies and reasonable opportunity to comment on and participate in all communication with and information supplied to any Governmental Entity, and all information and communication received from any Governmental Entity.

Section 6.6 Notice of Untrue Representation or Warranty

The Corporation and the Vendors shall promptly notify the Investor, and the Investor shall promptly notify the Corporation and the Vendors, upon any representation or warranty made by them contained in this Agreement becoming untrue or incorrect during the Interim Period. Each representation and warranty will be deemed to be given at and as of all times during the Interim Period. Any such notification must set out the particulars of the untrue, incorrect or inaccurate representation or warranty and details of any actions being taken by the Corporation, the Vendors or the Investor, as the case may be, to rectify that state of affairs (the “Interim Notice”).

Section 6.7 Exclusive Dealing

During the Interim Period, no Party shall, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries or proposals from, or enter into any agreement with, any Person (other than the other Parties) relating to any transaction similar to or that would conflict with or materially impact the Transactions (other than as permitted in this Agreement). Each Party shall promptly notify other Parties of any inquiries by any third parties regarding the foregoing.

ARTICLE 7

CONDITIONS OF INITIAL CLOSING

Section 7.1 Conditions for the Benefit of the Investor

The purchase and sale of the Subscribed Shares, the Warrant, and the Purchased Shares is subject to the following conditions being satisfied on or prior to the Initial Closing Date, which conditions are for the exclusive benefit of the Investor and may be waived, in whole or in part, by the Investor in its sole discretion:

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(a)	Truth of Representations and Warranties.

(i)	The representations and warranties of the Corporation contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Initial Closing Date, provided that in respect of the Initial Closing Date, to the extent any such representation and warranties of the Corporation contains any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date and the Corporation shall have executed and delivered a certificate of a senior officer to that effect. Upon the delivery of such certificate, the representations and warranties of the Corporation in Article 4 will be deemed to have been made on and as of the Initial Closing Date with the same force and effect as if made on and as of such date (except, in each case, for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Initial Closing Date).

(ii)	The representations and warranties of each Vendor and each Founding Vendor contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Initial Closing Date, provided that in respect of the Initial Closing Date, to the extent any such representation and warranties of a Vendor or a Founding Vendor contains any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date, and the Initial Closing Date (except, in each case, for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Initial Closing Date).

(b)	Performance of Covenants. The Corporation shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Initial Closing, and the Corporation shall have executed and delivered a certificate of a senior officer to that effect, and each Vendor shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Initial Closing.

(c)

Consents and Authorizations. All filings, notices, Authorizations, consents, approvals and waivers listed in Section 7.1(c) of the Disclosure Letter will have been obtained on terms acceptable to the Investor, acting reasonably. All Authorizations listed in Section 7.1(c) of the Disclosure Letter, including the OSC Approval and the TSX Approval will have each been obtained on terms (including undertakings) acceptable to the Investor in its sole discretion, acting reasonably. All such consents, approvals, waivers, filings, notifications and Authorizations will be in force and will not have been modified or rescinded.

(d)	Fortress Consent. The Investor shall have received the Fortress Consent with respect to each of the Transactions.

(e)	Financing. The Investor shall have received financing sufficient to complete the Transactions contemplated in this Agreement on terms and conditions satisfactory to the Investor in its sole discretion, acting reasonably.

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(f)	Prospectus Exemption. The issuance and transfer of the Subscribed Shares and Purchased Shares being exempt from applicable prospectus requirements under Canadian securities Laws.

(g)	Qualification of Mogo Shares. The distribution of the Mogo Shares to the Corporation and the Vendors in connection with the Subscription and Acquisition, respectively, shall have been qualified pursuant to a prospectus filed by the Investor in the applicable jurisdictions, such that the Mogo Shares, if any, issued under the Subscription and Acquisition shall be issued as free-trading shares, subject only to the transfer restrictions contained in Section 11.6 of this Agreement.

(h)	Deliveries. The Corporation and the Vendors shall deliver or cause to be delivered to the Investor the following in form and substance satisfactory to the Investor acting reasonably:

(i)

share certificates representing the Subscribed Shares, free and clear of all Liens whatsoever, other than the resale restrictions imposed by the New Shareholders Agreement or the Constating Documents, together with evidence satisfactory to the Investor that the Investor or its nominee(s) have been entered upon the books of the Corporation as the holder of the Subscribed Shares;

(ii)

share certificates representing the Purchased Shares, free and clear of all Liens whatsoever, other than the resale restrictions imposed by the New Shareholders Agreement and the Constating Documents, held by the Vendors duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Investor that the Investor or its nominee(s) have been entered upon the books of the Corporation as the holder of the Purchased Shares;

(iii)	the Warrant, duly executed by a senior officer of the Corporation substantially in the form of the Warrant attached as Schedule 2.1 to this Agreement;

(iv)	a certificate of status, compliance, good standing or like certificate with respect to each Coinsquare Corporation issued by appropriate government officials of their respective jurisdictions of incorporation;

(v)	the certificates referred to in Section 7.1(a) and Section 7.1(b);

(vi)	the New Shareholders Agreement executed by the Corporation and the requisite majority of the shareholders of the Corporation necessary to amend the Existing Shareholders Agreement [commercially sensitive information redacted], together with such evidence as the Investor requires to confirm that the Existing Shareholders Agreement has been amended in accordance with its terms; and

(vii)	the [commercially sensitive information redacted] Closing Escrow Agreement executed by [commercially sensitive information redacted].

(i)	No Material Adverse Change. Since the date of the Corporation’s most recent Financial Statements, there shall not have occurred any Material Adverse Change.

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(j)

Change in Law. Since the date hereof, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law will have been introduced, enacted or announced, that makes the consummation of any of the Transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the consummation of any of the Transactions contemplated by this Agreement to prevent (i) the Investor from completing of the Transactions as contemplated in this Agreement or (ii) the Business operating after the Initial Closing on substantially the same basis as currently operated.

(k)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Investor), and there is no order or notice from any Governmental Entity, to (or seeks to) adversely affect, enjoin, restrict or prohibit, on a temporary or permanent basis any of the Transactions contemplated by this Agreement or imposing any terms or conditions on the Transactions contemplated by this Agreement, the Business on substantially the same basis as heretofore operated or the business of the Investor.

Section 7.2 Conditions for the Benefit of the Corporation and the Vendors

The purchase and sale of the Subscribed Shares, the Warrant, and the Purchased Shares is subject to the following conditions being satisfied on or prior to the Initial Closing Date, which conditions are for the exclusive benefit of the Corporation and the Vendors and may be waived, in whole or in part, by the Corporation and the Vendors in their sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Investor contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Initial Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date, provided that in respect of the Initial Closing Date, to the extent any such representations and warranties containing any materiality qualification, such representations and warranties are accurate in all respects, and the Investor shall have executed and delivered a certificate of a senior officer to that effect. Upon delivery of such certificate, the representations and warranties of the Investor in Article 5 will be deemed to have been made on and as of the Initial Closing Date with the same force and effect as if made on and as of such date.

(b)

Performance of Covenants. The Investor shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Initial Closing and the Investor shall have executed and delivered a certificate of a senior officer to that effect.

(c)

Qualification of Mogo Shares. The distribution of the Mogo Shares to the Corporation and the Vendors in connection with the Subscription and Acquisition, respectively, shall have been qualified pursuant to a prospectus filed by the Investor in the applicable jurisdictions, such that the Mogo Shares, if any, issued under the Subscription and Acquisition shall be issued as free-trading shares, subject only to the transfer restrictions contained in Section 11.6 of this Agreement.

(d)	Tag-Along.

(i)	The Investor, the Corporation, and the Tag-Along Vendors shall have entered into the Tag-Along Investment Agreement, which shall not have been terminated.

(ii)	The closing of the Tag-Along Acquisition shall have been completed in accordance with the terms of the Tag-Along Investment Agreement.

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(e)

Deliveries. The Investor shall deliver or cause to be delivered to the Corporation and the Vendors the following in form and substance satisfactory to the Corporation and the Vendors, each acting reasonably:

(i)

certified copies of all resolutions of the board of directors of the Investor approving the entering into and completion of the Transactions contemplated by this Agreement and the Ancillary Agreements;

(ii)	a certificate of status, compliance, good standing or like certificate with respect to the Investor issued by appropriate government official of the jurisdiction of its incorporation;

(iii)	the certificates referred to in Section 7.2(a) and Section 7.2(b);

(iv)	the Mogo Shares, if any, to be issued pursuant to the Subscription and the Acquisition;

(v)	the [commercially sensitive information redacted] Closing Escrow Agreement executed by the Investor and the escrow agent thereunder;

(vi)	the New Shareholders Agreement, executed by the Investor; and

(vii)	an investor rights agreement providing for the matters referred to in Section 11.1 executed by the Investor.

(f)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendors or the Corporation) and there is no order or notice from any Governmental Entity, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the Transactions contemplated by this Agreement or imposing any terms or conditions on the transactions contemplated by this Agreement.

ARTICLE 8

CONDITIONS OF PUT/CALL CLOSING

Section 8.1 Conditions for the Benefit of the Investor

The purchase and sale of the Call Option Shares is subject to the following conditions being satisfied on or prior to the Put/Call Closing Date, which conditions are for the exclusive benefit of the Investor and may be waived, in whole or in part, by the Investor in its sole discretion:

(a)

Truth of Representations and Warranties. The Fundamental Representations of the Vendors contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Put/Call Closing Date, provided that in respect of the Put/Call Closing Date, to the extent any such representation and warranties of a Vendor contains any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date, and the Put/Call Closing Date.

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(b)	Performance of Covenants. The Vendors shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by them at or prior to the Put/Call Closing Date.

(c)	Consents and Authorizations. TSX approval will have been obtained on terms (including undertakings) acceptable to the Investor in its sole discretion. All such consents, approvals, waivers, filings, notifications and Authorizations will be in force and will not have been modified or rescinded.

(d)	Fortress Consent. The Investor shall have received the Fortress Consent with respect to each of the Transactions.

(e)	Prospectus Exemption. The transfer of the Call Option Shares being exempt from applicable prospectus requirements under Canadian securities Laws.

(f)	Qualification of Mogo Shares. The distribution of the Mogo Shares to the Vendors in connection with the Put Right or Call Option, as applicable shall have been qualified pursuant to a prospectus filed by the Investor in the applicable jurisdictions, such that the Mogo Shares, if any, issued thereunder shall be issued as free-trading shares, subject only to the transfer restrictions contained in Section 11.6 of this Agreement.

(g)	Deliveries. The Vendors shall deliver or cause to be delivered to the Investor share certificates representing the Call Option Shares, free and clear of all Liens whatsoever, other than the resale restrictions imposed by the New Shareholders Agreement and the Constating Documents, held by the Vendors duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Investor that the Investor or its nominee(s) have been entered upon the books of the Corporation as the holder of the Call Option Shares.

(h)	No Material Adverse Change. Since the date of the Corporation’s most recent Financial Statements, there shall not have occurred any Material Adverse Change.

(i)

Change in Law. Since the date hereof, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law will have been introduced, enacted or announced, that makes the consummation of any of the Transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the Put/Call Closing contemplated by this Agreement to prevent (i) the Investor from completing of the Transactions as contemplated in this Agreement or (ii) the Business operating after the Initial Closing on substantially the same basis as currently operated.

(j)	No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Investor), and there is no order or notice from any Governmental Entity, to (or seeks to) adversely affect, enjoin, restrict or prohibit, on a temporary or permanent basis any of the Transactions contemplated by this Agreement or imposing any terms or conditions on the Transactions contemplated by this Agreement, the Business on substantially the same basis as heretofore operated or the business of the Investor.

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Section 8.2 Conditions for the Benefit of the Corporation and the Vendors

The purchase and sale of the Call Option Shares is subject to the following conditions being satisfied on or prior to the Put/Call Closing Date, which conditions are for the exclusive benefit of the Corporation and the Vendors and may be waived, in whole or in part, by the Corporation and the Vendors in their sole discretion:

(a)

Truth of Representations and Warranties. The Fundamental Representations of Investor contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Put/Call Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date. The Investor shall have executed and delivered a certificate of a senior officer to that effect. Upon delivery of such certificate, the Fundamental Representations of Investor will be deemed to have been made on and as of the Put/Call Closing Date with the same force and effect as if made on and as of such date.

(b)

Performance of Covenants. The Investor shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Put/Call Closing Date and the Investor shall have executed and delivered a certificate of a senior officer to that effect.

(c)

Qualification of Mogo Shares. The distribution of the Mogo Shares to the Vendors in connection with the Put/Call Closing shall have been qualified pursuant to a prospectus filed by the Investor in the applicable jurisdictions, such that the Mogo Shares, if any, issued under the exercise of the Call Option or the Put Right shall be issued as free-trading shares, subject only to the transfer restrictions contained in Section 11.6 of this Agreement.

(d)	Tag-Along.

(i)	The Investor, the Corporation, and the Tag-Along Vendors shall have entered into the Tag-Along Investment Agreement, which shall not have been terminated.

(ii)	The closing of the Tag-Along Put Right or the Tag-Along Call Option, as applicable, shall have been completed in accordance with the terms of the Tag-Along Investment Agreement.

(e)

Deliveries. The Investor shall deliver or cause to be delivered to the Corporation and the Vendors the following in form and substance satisfactory to the Corporation and the Vendors, each acting reasonably:

(i)

certified copies of all resolutions of the board of directors of the Investor approving the entering into and completion of the Transactions contemplated by this Agreement and the Ancillary Agreements;

(ii)	a certificate of status, compliance, good standing or like certificate with respect to the Investor issued by appropriate government official of the jurisdiction of its incorporation;

(iii)	the certificates referred to in Section 8.2(a) and Section 8.2(b); and

(iv)	the Mogo Shares, if any, to be issued in satisfaction of any portion of the aggregate purchase price for the Call Option Shares to be purchased by the Investor at the Put/Call Closing.

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(f)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendors or the Corporation) and there is no order or notice from any Governmental Entity, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis the Put/Call Closing imposing any terms or conditions on the Put/Call Closing.

ARTICLE 9

TERMINATION

Section 9.1 Term.

After the Initial Closing, this Agreement shall automatically terminate on the later of: (i) the date that the Investor has exercised the Call Option in full (including the Tag-Along Call Option, as applicable), or (ii) the date the Vendors have exercised the Put Right.

Section 9.2 Termination Rights Prior to Initial Closing

This Agreement may, by notice in writing given on or prior to the Initial Closing Date, be terminated:

(a)	by mutual written agreement of the Corporation and the Investor;

(b)	by the Investor, if:

(i)

there has been a material breach of this Agreement by the Corporation or any of the Vendors and where such breach is capable of being cured, such breach has not been waived by the Investor in writing or cured within five (5) days following written notice of such breach by the Investor to the Corporation and the Vendors, as applicable;

(ii)

any of the conditions in Section 7.1 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Initial Closing Date (other than as result of the failure of the Investor to perform any of its material obligations) and the Investor has not waived such condition in writing at or prior to the Initial Closing;

(iii)	there has occurred a Material Adverse Change; or

(iv)	the Initial Closing has not occurred on or prior to the Outside Date, provided that the Investor is not in material breach of any of its obligations or covenants under this Agreement.

(c)	by the Corporation if:

(i)

there has been a material breach of this Agreement by Investor and where such breach is capable of being cured, such breach has not been waived by the Corporation or cured within five (5) days following written notice of such breach by the Corporation to the Investor;

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(ii)	any of the conditions in Section 7.2 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Initial Closing Date (other than as result of the failure of any of the Corporation or the Vendors to perform any of their material obligations) and Corporation and the Vendors have not waived such condition at or prior to the Initial Closing; or

(iii)	the Initial Closing has not occurred on or prior to the Outside Date, provided that neither the Corporation nor any Vendor is in material breach of any of their obligations or covenants under this Agreement.

Section 9.3 Termination After Initial Closing.

(1)

After the Initial Closing, this Agreement may be terminated (other than pursuant to Section 9.1) only by a written instrument executed by the Investor, the Corporation, and the Vendors; and only if the Tag-Along Investment Agreement has been or is concurrently terminated.

Section 9.4 Effect of Termination

The Corporation’s right of termination under this Article 9 and/or the Investor’s rights of termination under this Article 9 are in addition to any other rights each may have under this Agreement or otherwise, and the exercise of a right of termination by a Party will not constitute an election of remedies. If this Agreement is terminated pursuant to Article 9, this Agreement will be of no further force or effect; provided, however, that Section 11.2 (Confidentiality), this Section 9.4, and Article 12 (Miscellaneous) and provisions that by their nature should survive, will survive the termination of this Agreement, and the termination of this Agreement will not relieve any Party from any liability for any breach of this Agreement occurring prior to termination.

ARTICLE 10

INDEMNIFICATION

Section 10.1 Survival

All provisions of this Agreement, including this Article 10, and of any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement shall not merge on the applicable Closing and shall survive the applicable Closing Date, the execution and delivery of any certificate, instrument or document delivered pursuant to or in connection with this Agreement and the payment of any consideration by the Investor, whether in cash or Mogo Shares.

Section 10.2 Indemnification in Favour of the Investor

(1)

The Corporation shall indemnify and save the Investor and its shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by the Corporation with respect to the Coinsquare Corporations under Section 4.1 as such representation or warranty, with the exception of Section 4.1(o) (No Material Adverse Change), would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, in this Agreement or the certificates, instruments or documents to be delivered pursuant to this Agreement, in each case;

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(b)	any failure of the Corporation to perform or fulfil any of its covenants or obligations under this Agreement or Ancillary Agreements; and

(c)

any action, suit, proceeding, grievance, arbitration, investigation, audit or other alternative dispute resolution involving any Coinsquare Corporation at any time on or prior to the applicable Closing Date or in which it becomes involved after the applicable Closing Date arising from facts or circumstances that existed at any time on or prior to the applicable Closing Date as set out in Section 4.1(nn) of the Disclosure Letter.

(2)

Each Vendor shall severally and not jointly and severally indemnify and save the Investor and its shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by such Vendor under Section 4.2 or Section 4.3 as such representation or warranty would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, in this Agreement or the certificates, instruments or documents to be delivered by such Vendor pursuant to this Agreement or any Ancillary Agreement;

(b)	any failure of such Vendor to perform or fulfil any of its covenants or obligations under this Agreement or Ancillary Agreements; and

(c)

any failure of a Vendor to transfer good and valid title to the Purchased Shares, free and clear of all Liens whatsoever, other than the restrictions imposed by the New Shareholders Agreement and the Constating Documents.

(3)

With respect to any Put/Call Closing, if it occurs, each Vendor shall severally and not jointly and severally indemnify and save the Investor and its shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by such Vendor under Section 4.2 or Section 4.3 as such representation or warranty would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, in this Agreement or the certificates, instruments or documents to be delivered by such Vendor in connection with the exercise of the Call Option or Put Right, as applicable, including those contemplated under Section 3.6;

(b)	any failure of such Vendor to perform or fulfil any of its covenants or obligations under this Agreement or Ancillary Agreements in respect of such Put/Call Closing; and

(c)

any failure of a Vendor to transfer good and valid title to the Call Option Shares, free and clear of all Liens whatsoever, other than the restrictions imposed by the New Shareholders Agreement and the Constating Documents.

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Section 10.3 Indemnification in Favour of the Corporation and Vendors

The Investor shall indemnify and save the Corporation, the Vendors and their respective shareholders, directors, officers, employees, agents, successor, heirs, permitted assigns and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty given by the Investor contained in this Agreement, as such representation or warranty would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, or the certificates, instruments or documents to be delivered pursuant to this Agreement; and

(b)	any failure of the Investor to perform or fulfil any of its covenants or obligations under this Agreement.

Section 10.4 Limitations on Indemnification

(1)

The Investor shall not be entitled to recover Damages from the Corporation or the Vendors, as applicable, pursuant to Section 10.2(1)(a), Section 10.2(2)(a) or Section 10.2(3)(a) unless a written notice of claim is delivered by the Investor to the Corporation or the Vendors:

(a)

at any time after the Initial Closing in respect of Section 4.1(a) (Incorporation and Qualification), Section 4.1(b) (Corporate Authorization), Section 4.1(c) (No Conflict), Section 4.1(d) (Required Authorizations), Section 4.1(e) (Required Consents), Section 4.1(g) (Authorized and Issued Capital), Section 4.1(h) (No Other Agreements to Purchase), Section 4.1(k) (Issuance of Subscribed Shares), Section 4.1(l) (Issuance of the Warrant Shares), and Section 4.1(n) (Shareholders Rights) (collectively, "Fundamental Representations Regarding the Coinsquare Corporations") and Section 4.2(a) (Incorporation and Qualification), Section 4.2(b) (Corporate Authorization), Section 4.2(c) (No Conflict), Section 4.2(d) (Required Consents), Section 4.2(e) (Execution and Binding Obligation), Section 4.2(f) (No Other Agreements to Purchase), and Section 4.2(g) (Title to Purchased Shares and Call Option Shares), Section 4.2(h) (Residence) (collectively, the "Fundamental Representations of the Vendors" and together with the Fundamental Representations Regarding the Coinsquare Corporations, the "Fundamental Representations of the Corporation/Vendors"); or

(b)	at any time on or before the date that is twenty-four (24) months after the Initial Closing in respect of all other representations and warranties under this Agreement or an Ancillary Agreement.

(2)

Neither the Corporation nor any Vendor shall be entitled to recover any Damages from Investor pursuant to Section 10.3(a) unless a written notice of claim is delivered by the Corporation or a Vendor to the Investor:

(a)

at any time after the Initial Closing in respect of Section 5.1(a) (Incorporation and Corporate Power), Section 5.1(b) (Corporate Authorization), Section 5.1(c) (No Conflict), Section 5.1(d) (Execution and Binding Obligation), Section 5.1(e) (Issuance of the Mogo Shares), or Section 5.1(m) (Accredited Investor) (collectively, the "Fundamental Representations of Investor"); or

(b)	at any time on or before the date that is twenty-four (24) months after the Initial Closing in respect of all other representations and warranties of the Investor.

(3)

The Parties agree that the statutory limitations period shall commence on the filing of the written notice of claim by the Indemnified Person and any applicable limitations period is extended or varied to the fullest extent permitted by applicable Law to give effect to this Section 9.4(3).

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(4)

The Corporation has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 10.2(1)(a) until the total of all Damages arising from such indemnification obligation exceeds [commercially sensitive information redacted], after which time the obligation shall be from the first dollar.

(5)

Subject to Section 10.5(2), the maximum liability of each Vendor for the payment of Damages pursuant to: (a) Section 10.2(2) shall not exceed such Vendor’s proportion of the Purchase Price; and (b) Section 10.2(3) shall not exceed such Vendor’s proportion of the Call Option Purchase Price or Put Purchase Price, as applicable.

(6)

The Investor has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 10.3(a) until the total of all Damages arising from such indemnification obligation exceeds [commercially sensitive information redacted], after which time the obligation shall be from the first dollar.

(7)

For purposes of determining whether a threshold in Section 10.4(3) and Section 10.4(6) has been met, Damages in respect of claims by a Party for indemnification or otherwise which have not been asserted will be included and nothing will preclude or prevent such Party from entering into evidence in connection with any claim the amount of such Damages.

Section 10.5 Exclusions to Limitations to Liability

(1)	The monetary thresholds and limits set out in Section 10.4 will not apply to Damages with respect to:

(a)

any claims for indemnification by the Investor (i) for a breach of the Fundamental Representations of the Corporation/Vendors pursuant to Section 10.2(1)(a), Section 10.2(2)(a) or Section 10.2(3)(a), or (ii) pursuant to Section 10.2(1)(b), Section 10.2(2)(b) or Section 10.2(3)(b);

(b)	any claims for indemnification by the Corporation or a Vendor (i) for a breach of Fundamental Representations of Investor pursuant to Section 10.3(a); or (ii) pursuant to Section 10.3(b); or

(c)	any breach or inaccuracy of any of the representations and warranties of a Party of which such Party had knowledge at any time prior to the date on which such representation and warranty was made.

(2)

Notwithstanding any provision in this Agreement, nothing herein shall limit the time to make a claim against or the liability of any Party for any claim involving intentional misrepresentation or fraud.

Section 10.6 Notification of and Procedure for Claims

(1)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(2)

The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 10.4 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 10.6.

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(3)	Subject to the terms of this Section 10.6 and Section 12.13(2) upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(4)	The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if:

(a)	the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Person determines in good faith that joint representation would be inappropriate;

(b)	the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;

(c)	in the reasonable judgement of the Indemnified Person, the estimated amount of likely Damages in connection with such claim is greater than the maximum liability the Indemnifying Party is liable for as set out in Section 10.4;

(d)	in the reasonable judgement of the Indemnified Person, such claim involves material reputational risks to the Indemnified Person;

(e)	the Indemnifying Party does not acknowledge in writing its obligation to indemnify and hold the Indemnified Person harmless with respect to the Third Party Claim; or

(f)	the Third Party Claim seeks relief against the Indemnified Person other than monetary damages or the Indemnified Person determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its affiliates and the Indemnified Person has notified the Indemnifying Party that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.

(5)	In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 days of Indemnifying Party’s receipt of notice of the Third Party Claim and shall comply with the procedures set out in Schedule 10.6(5).

Section 10.7 Payment in Mogo Shares

At the sole discretion of the Investor, any payment to be made by the Corporation or any Vendor as an Indemnifying Party pursuant to this Article 10 may be satisfied, in whole or in part, by the Investor redeeming any Mogo Shares issued to such Indemnifying Party pursuant to the transactions contemplated by this Agreement (the “Mogo Redemption Right”). The value of the Mogo Shares to be redeemed pursuant to the Mogo Redemption Right shall be the greater of: (a) the deemed value of the Mogo Shares issued to such Indemnifying Party pursuant to a Closing; and (b) the “market price” of the Mogo Shares (as such term is defined in the policies of the TSX) on the date that a payment is to be made by such Indemnifying Party to the Investor.

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Section 10.8 Adjustment to Purchase Price

Any payment made by the Corporation or the Vendors as an Indemnifying Party pursuant to this Article 10 will constitute a dollar-for-dollar decrease of the Subscription Price, the Purchase Price or the Call Option Purchase Price, as the case may be, and any payment made by the Investor as an Indemnifying Party pursuant to this Article 10 will constitute a dollar-for-dollar increase of the Subscription Price, the Purchase Price or the Call Option Purchase Price, as the case may be.

ARTICLE 11

POST-CLOSING COVENANTS

Section 11.1 Board Matters

(1)	Upon the Initial Closing, the Corporation and the Investor will enter into an investor rights agreement which will provide that:

	(a)	on or after May 31, 2021, for so long as the Corporation owns at least half of the Mogo Shares issued to the Corporation in connection with the Subscription, the Corporation shall have the right, subject to satisfaction of any applicable independence or other governance requirements and subject to applicable laws, to nominate one (1) qualified individual for election to the board of directors of the Investor. This nomination right shall expire if at any time any Person acquires beneficial ownership (directly or indirectly, either alone or jointly with others) of twenty percent (20%) or more of the outstanding Coinsquare Shares or securities convertible into Coinsquare Shares, other than any Person that holds such interest as of the date of this Agreement;

	(b)	as long as the Corporation has the right to nominate or appoint a director to the board of directors of the Investor, the Investor will maintain director and officer insurance on such terms and in such amounts as are adequate and prudent a company of its size and nature, and as is available to it on commercially reasonable terms from time to time; and

	(c)	the Investor will enter into an indemnification agreement with any individual elected to the board of directors of the Investor in accordance with the nomination rights of the Corporation, on terms no less favourable than those provided to its other directors.

(2)	Upon the Initial Closing, the Corporation, the Investor, and the other shareholders of the Corporation will enter into the New Shareholders Agreement, which will provide that:

	(a)	for so long as the Investor has the right to nominate or appoint a director to the board of directors of the Corporation, the Corporation will maintain director and officer insurance on such terms and in such amounts as are adequate and prudent a company of its size and nature, and as is available to it on commercially reasonable terms from time to time;

	(b)	as long as the Investor has the right to nominate or appoint a director to the board of directors of the Corporation, the Corporation will maintain director and officer insurance on such terms and in such amounts as are adequate and prudent a company of its size and nature, and as is available to it on commercially reasonable terms from time to time; and

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(c)

the Corporation will enter into an indemnification agreement with any individual elected to the board of directors of the Investor in accordance with the nomination rights of the Investor, on terms no less favourable than those provided to its other directors.

(3)

It is acknowledged and agreed that the Corporation’s director and officer insurance policy currently in place as of the date hereof is not satisfactory to the Investor. The Corporation shall use its commercially reasonable efforts to obtain an adequate and prudent director and officer insurance policy as soon as possible following the Initial Closing Date.

Section 11.2 Confidentiality

Each Vendor hereby acknowledges that each is in possession of proprietary information in connection with the Business, the Assets and the Coinsquare Corporations (“Confidential Information”). Each Vendor that ceases to be a shareholder of the Corporation as a result of the Acquisition or the exercise of the Call Option or Put Right shall and shall cause its affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event any Vendor is required by Law to disclose any Confidential Information, such Vendor shall, to the extent not prohibited by applicable Law, provide the Corporation and the Investor with prompt notice of such requirements so that the Corporation may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 11.2. Each Vendor agrees that such obligation of confidentiality continues after the Initial Closing Date.

Section 11.3 Publicity Materials

The Parties agree that the Investor shall be entitled from time to time to refer to its investments in the Corporation in its reports, publications and promotional materials and make public announcements or press releases concerning the Investor’s investments in the Corporation generally and as may be required under applicable Law. The Corporation agrees to use its commercial best efforts to cooperate with the Investor and to provide the Investor all information required in order for the Investor to comply with all such applicable Laws.

Section 11.4 Exclusive Cryptocurrency Provider

(1)	Subject to Section 10.6(2), the Investor agrees to make the Corporation its exclusive cryptocurrency service provider for the Mogo cryptocurrency account for a period of three (3) years from the Initial Closing Date.

(2)	In the event that any Person (other than the Investor or any Person that holds such interest as of the date of this Agreement) acquires beneficial ownership of (directly or indirectly, either alone or jointly with others) twenty percent (20%) or more of the outstanding Coinsquare Shares or securities of the Corporation convertible into Coinsquare Shares (whether on an undiluted or fully diluted basis), the Investor shall have a right to immediately terminate the exclusivity obligation in Section 10.6(1) by providing written notice thereof to the Corporation.

Section 11.5 Cryptocurrency Lending Business

The Investor and the Corporation agree to enter into good faith discussions regarding expansion of the existing commercial relationship between the Investor and the Corporation, including potentially establishing a new joint venture for a cryptocurrency lending business.

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Section 11.6 Escrow of Mogo Shares

The Corporation and the Vendors each covenant and agree that one half of the Mogo Shares issued to them under each of the Acquisition, the Subscription and the Put/Call Closing shall be subject to an escrow period of sixty (60) days from the issue date of such Mogo Shares (the “Escrow Period”). During the Escrow Period, such Mogo Shares may not be transferred, pledged, sold or encumbered in any way by the holder thereof without the prior written approval of the Investor, in its sole discretion.

Section 11.7 Audit of Financial Statements

The Corporation shall use its commercially reasonable efforts to complete an audit of the Financial Statements for the years ending December 30, 2019 and 2020 as soon as possible following the Initial Closing Date and no later than May 31, 2021, and promptly provide a copy of such financial statements to the Investor.

Section 11.8 Notice of Registration Approval

The Corporation shall provide the Investor with notice of receipt of Registration Approval within ten (10) days of receipt of same.

Section 11.9 Systems and Policies

[Commercially sensitive information redacted]

ARTICLE 12

MISCELLANEOUS

Section 12.1 Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to the Investor at:

Mogo Inc. 2100 - 401 West Georgia Street Vancouver, BC V6B 5A1 Attention: Greg Feller, President Email: [personal email redacted]

(b)	to the Corporation at:

Coinsquare Ltd. 590 King Street West Toronto, ON M5V 1M3 Attention: Stacey Hoisak, Chief Executive Officer Email: [personal email redacted]

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(c)	to each Vendor at the address and contact information provided in Schedule 2.2:

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by e-mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 12.2 Time of the Essence

Time is of the essence in this Agreement.

Section 12.3 Announcements

Subject to Section 11.3, no press release, public statement or announcement or other public disclosure with respect to this Agreement or the Transactions contemplated in this Agreement may be made prior to the Initial Closing except with the prior written consent and joint approval of both the Corporation and the Investor, or if required by Law or a Governmental Entity. Where such disclosure is required by Law or a Governmental Entity, the Party required to make such disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to its form, nature and extent of the disclosure. After the Closing, any disclosure by the Vendors or the Corporation may be made only with the prior written consent and approval of the Investor unless such disclosure is required by Law or a Governmental Entity, in which case the Vendors or the Corporation, as the case may be, shall use its commercially reasonable efforts to obtain the approval of the Investor as to the form, nature and extent of the disclosure.

Section 12.4 Power of Attorney

(1)	Each Vendor authorizes the Corporation to act as the Vendor’s representative at the Initial Closing and the Put/Call Closing, and constitutes and appoints the Corporation as the true and lawful attorney of such Vendor, with full power of substitution, to act for and in the name of the Vendor at the Closing and the Put/Call Closing to:

(a)	sign and deliver all closing receipts and documents required;

(b)	complete or correct any errors or omissions in any form or document provided by the Vendor;

(c)	approve or accept any opinion, certificate or other document addressed or delivered to the Vendor; and

(d)	give directions, or and on behalf of the Vendor, with respect to the payment of any cash amounts and the registration and delivery of any Mogo Shares to which the Vendor is entitled.

(2)

The power of attorney granted under this Section 3.7 (the “Power of Attorney”) is irrevocable, is coupled with an interest, and has been given for valuable consideration (the receipt and adequacy of which are acknowledged). Any person dealing with the Corporation may conclusively presume that any document or instrument executed by the Corporation under the Power of Attorney is authorized and binding on the Purchaser, without further inquiry. The Purchaser agrees to be bound by any representations made or actions taken by the Corporation under the Power of Attorney, and waives all defences that may be available to contest, negate or disaffirm any action taken in good faith under the Power of Attorney.

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(3)

Each Vendor agrees not to assert any claim or commence any suit against the Corporation with respect to any action or inaction taken or failed to be taken by the Corporation in connection with its service as the representative of the Vendor, absent fraud or willful misconduct.

Section 12.5 Third Party Beneficiaries

Except as otherwise provided in this Agreement, including Section 10.2 and Section 10.3, (i) the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and (ii) no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Corporation and the Vendors acknowledge to each Indemnified Person in respect of the Investor his/her direct rights against it under Article 10 of this Agreement and the Investor acknowledges to each Indemnified Person in respect of the Corporation and the Vendors his/her/its direct rights against it under Article 10 of this Agreement. To the extent required by law to give full effect to these direct rights, the Parties agree and acknowledge that they are acting as agent of their respective Indemnified Persons. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 12.6 Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred in connection with this Agreement or any Ancillary Agreements and the Transactions contemplated by them.

Section 12.7 Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendors, the Corporation and the Investor.

Section 12.8 Waiver

No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s acceptance of any certificate delivered on Closing or failure or delay in exercising any right under this Agreement will not operate as a waiver of that. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 12.9 Entire Agreement

This Agreement, the Disclosure Letter together with the Ancillary Agreements, (i) constitutes the entire agreement between the Parties; (ii) supersedes all prior agreements or discussions of the Parties; and (iii) sets forth the complete and exclusive agreement between the Parties, in all cases, with respect to the subject matter herein.

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Section 12.10 Further Assurances

From time to time after the Initial Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively carry out the transactions contemplated by this Agreement and to effectively carry out the intent of this Agreement and any Ancillary Agreement.

Section 12.11 Successors and Assigns

(1)	Upon execution of the Agreement by the Parties, it will be binding upon and enure to the benefit of the Corporation, the Vendors, the Investor and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)	Except as provided in this Section 12.11, neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties. Upon giving notice to the Corporation and the Vendors, the Investor may assign this Agreement or any of its rights and/or obligations under this Agreement to:

(a)	any of its affiliates, provided that such affiliate and the Investor shall be jointly and severally liable with respect to all of the obligations of the Investor, including the representations, warranties, covenants, indemnities and agreements of the Investor;

(b)	a lender or lenders as continuing collateral security for obligations owed to it or them; or

(c)	to any Person that acquires all or substantially all of the assets of the Investor.

Section 12.12 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 12.13 Governing Law

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Except in connection with any Third Party Claim brought against an Indemnified Person, each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 12.14 Counterparts

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

MOGO INC.

By:	[Signature redacted]
Authorized Signing Officer

COINSQUARE LTD.

By:	[Signature redacted]
Name: Stacy Hoisak Title: CEO

[Commercially sensitive information redacted.]

Schedule 2.2

List of Vendors

[Commercially sensitive information redacted.]

Schedule 2.1
Form of Warrant

See attached.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [●], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

EXERCISABLE BEFORE 5:00 P.M. (TORONTO TIME) ON [●], AT WHICH TIME THESE WARRANTS WILL EXPIRE AND BE NULL AND VOID.

WARRANTS TO PURCHASE COMMON SHARES

OF

COINSQUARE LTD.

Number of warrants represented by this certificate: [●]	Date: [●], 2021

Certificate number: W-2021-[●]

This certifies that, for value received, [Mogo Inc.] (the “Holder”) is the registered holder of these common share purchase warrants (the “Warrants”). Each Warrant entitles the Holder to purchase from Coinsquare Ltd. (the “Corporation”), before 5:00 p.m. (Toronto time) (the “Expiry Time”) on the Expiry Date (as defined below) one common share in the capital of the Corporation (a “Common Share”) at a price per Common Share equal to the Exercise Price (as defined below) in accordance with the terms and conditions set out in this warrant certificate (including the attached Schedules, this “Warrant Certificate”). The number of Common Shares which the Holder is entitled to acquire on exercise of the Warrants and the Exercise Price are subject to adjustment in accordance with this Warrant Certificate.

{This is the first page of a warrant certificate composed of 10 pages (plus Schedule 6.1.1).}

Warrant Certificate	Page 2 of 10

1.	Expiry Date: The Warrants shall expire on the date that is [Closing Date + 18 months] (the “Expiry Date”); subject to acceleration in accordance with Section 3.

2.	Limitation on Exercise: The Holder shall not exercise the Warrants under this Warrant Certificate until the later of: (a) May 31, 2021; and (b) the date upon which the audited financial statements of the Corporation are prepared in accordance with Section 11.7(1) of the Investment Agreement dated on or about the date hereof between the Holder, the Corporation and the shareholders of the Corporation on schedule 2.2 attached thereto.

3.	Acceleration Right: If the Corporation, or a subsidiary of the Corporation, is registered as an investment dealer and marketplace under the securities laws of a jurisdiction in Canada by a securities regulatory authority (the “Registration Approval”), the Corporation may accelerate the Expiry Date of the Warrants to sixty (60) days after the later of: (a) [Closing Date + 6 months] and (b) the date the Corporation provides notice of the Registration Approval to the Holder by providing a notice to the Holder of the acceleration of the Expiry Date of the Warrants (the “Acceleration Notice”) in accordance with Section 25. An Acceleration Notice must include the following information: (i) the date on which the Registration Approval was received by the Corporation: (ii) a copy of the Registration Approval: and (iii) the new Expiry Date of the Warrants. Following delivery of a valid Acceleration Notice, the Expiry Date of the Warrants shall be the Expiry Date set out in the Acceleration Notice. Notwithstanding the foregoing, the Corporation shall provide the Holder with notice of the Registration Approval within 10 days of receipt of same.

4.	Exercise Price: For each Warrant, the price per Common Shares (the “Exercise Price”) shall be calculated immediately prior to the time of exercise of such Warrant (the “Exercise Time”) and shall be equal to the lesser of:

4.1	$8.29; and

4.2	the price per Common Share, or the exercise price per Common Share issuable on exercise of securities convertible into Common Shares (collectively “Equity Securities”) issued pursuant to the most recently completed bona fide equity financing of Equity Securities by the Corporation that resulted in aggregate gross proceeds to the Corporation of at least $5,000,000, prior to the Exercise Time.

5.	Payment of Exercise Price:

5.1	The Holder may satisfy the aggregate Exercise Price payable in connection with any exercise of Warrants (each a “Warrant Exercise”), in its sole discretion, through any combination of:

5.1.1	cash; and

5.1.2	common shares in the capital of the Holder (the “Mogo Shares”), at a deemed issue price per Mogo Share equal to the greater of: (a) the volume weighted average price of the Mogo Shares on the Toronto Stock Exchange (the “TSX”) during the 30-day period ended on the last trading day prior to the date of the Subscription Form (as defined herein) (the “30-day VWAP”); and (b) the minimum issue price permitted by the TSX;

provided that no less than 50% of the aggregate Exercise Price of the Warrants exercised pursuant to a Warrant Exercise shall be paid in cash.

Warrant Certificate	Page 3 of 10

5.2	If the Holder elects to deliver Mogo Shares in satisfaction of any portion of the aggregate Exercise Price for the Common Shares issuable upon a Warrant Exercise, the Holder shall be deemed to represent and warrant to the Corporation on the date of issuance of the Mogo Shares with respect to such Warrant Exercise, that:

5.2.1	all necessary corporate action has been taken by the Holder to authorize the execution and delivery of and performance by the Holder of the Subscription Form and the consummation of the transactions contemplated by the Subscription Form and this Warrant, and to authorize for issuance such Mogo Shares;

5.2.2	the execution and delivery of the Subscription Form and delivery of the Mogo Shares to the Corporation: (a) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its constating documents; (b) do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other person to exercise any rights under, any of the terms or provisions of any contracts or instruments to which it is a party; and (c) do not and will not result in the violation of any laws, statutes, regulations, or standards, policies, guidelines, notices and protocols of any governmental entity (including any stock exchange, or quasi-governmental or private body exercising any regulatory, expropriation or taxing authority);

5.2.3	such Mogo Shares have been validly issued and are outstanding as fully paid and non-assessable shares in the capital of the Holder;

5.2.4	the Holder is a reporting issuer not in default under the securities laws of each Province and Territory of Canada, and is in compliance in all material respects with its disclosure obligations under applicable securities laws; and

5.2.5	the Mogo Shares are listed and posted for trading on the TSX, and the Holder has applied to list the Mogo Shares deliverable to the Corporation upon exercise of the Warrant on the TSX and any other stock exchange upon which the Mogo Shares are listed or posted for trading.

6.	Exercise Procedure:

6.1	Deliveries: Subject to Section 6.3 and Section 11.2, the Holder may exercise the Warrants before the Expiry Time, in whole or in part, by delivering to the Corporation during regular business hours at its principal office (or at any other address in Canada as the Corporation may notify the Holder in writing):

6.1.1	this Warrant Certificate, with a properly completed and signed subscription form substantially in the form attached as Schedule 6.1.1 (the “Subscription Form”) and any other documents contemplated in the Subscription Form;

6.1.2	a wire transfer, certified cheque or bank draft payable to or to the order of the Corporation (or other form of payment acceptable to the Corporation) in the amount of the aggregate Exercise Price (being satisfied in cash) for the Common Shares being purchased; and

Warrant Certificate	Page 4 of 10

6.1.3	if applicable, a certificate or DRS advice representing Mogo Shares issued in satisfaction of any portion of the aggregate Exercise Price for the Common Shares being purchased, delivered no later than three (3) Business Days after the delivery of the Subscription Form (failing which the Holder may not exercise this Warrant unless it delivers to the Corporation a new Subscription Form).

The deliveries made by the Holder under this Section 6.1 will be deemed to be made only upon actual receipt by the Corporation.

6.2	Issuance: The Common Shares subscribed for under the Subscription Form will be issued in the name of the Holder (or as otherwise directed by the Holder) as fully paid and non-assessable shares in the capital of the Corporation effective as of a date that is no later than two (2) Business Days after the date of receipt by the Corporation of the deliveries made by the Holder under Section 6.1 (the “Issuance Date”). The Corporation will cause a certificate for the Common Shares to be issued under this Section 6.2 to be mailed to the Holder (or otherwise mailed or delivered as directed by the Holder in the Subscription Form) within three (3) Business Days of the Issuance Date.

6.3	Compliance with Laws: Any exercise of Warrants will be subject to compliance, to the reasonable satisfaction of the Corporation, and with all applicable laws and any applicable stock exchange requirements.

7.	Legends:

7.1	Legends: Subject to Section 7.2, any certificate representing the Common Shares issued on exercise of the Warrants, and any certificate issued in exchange for or in substitution of this Warrant Certificate, will bear the following legend:

“Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of (i) [insert the distribution date], and (ii) the date the issuer became a reporting issuer in any province or territory.”

and any other legend required by the unanimous shareholder agreement of the Corporation.

7.2	Removal of Legends: If, at any time, in the opinion of counsel to the Corporation, the legend specified in Section 7.1 is no longer necessary or advisable, or the holder of a legended certificate provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that the legend is not required, a legended certificate may be surrendered to the Corporation in exchange for a certificate which does not bear the legend specified in Section 7.1.

8.	Partial Exercise: The Holder may exercise a number of Warrants less than the total number of Warrants evidenced by this Warrant Certificate. If there is a partial exercise of this Warrant Certificate, the Holder will be entitled to receive, without charge, a new warrant certificate evidencing the balance of the Warrants which have not yet been exercised.

9.	No Fractional Shares: Despite any adjustment provided for in Section 13, no fractional Common Shares will be issued on any exercise of Warrants, and the number of Common Shares issuable on the exercise of Warrants will be rounded down to the nearest whole number. The Holder will not be entitled to any cash or other consideration in lieu of any fraction of a Common Share.

Warrant Certificate	Page 5 of 10

10.	Transfer of Warrants: The Warrants are not transferable by the Holder.

11.	U.S. Laws:

11.1	No Registration: The Warrants and the Common Shares issuable on the exercise of the Warrants have not been registered under the United States Securities Act of 1933, as amended (the “United States Securities Act”) or the securities laws of any state of the United States, and the Corporation has no obligation or present intention of filing a registration statement under the United States Securities Act in respect of any of the Warrants or the Common Shares issuable on the exercise of the Warrants.

11.2	Restrictions on Exercise: The Warrants may only be exercised by a Holder who, at the time of exercise, either:

11.2.1	provides written certification that (i) the Holder is outside the United States and (ii) the Holder is not a U.S. Person (as defined in Regulation S under the United States Securities Act, a “U.S. Person”), and the Holder is not exercising any of the Warrants on behalf of, or for the account or benefit of, a U.S. Person; or

11.2.2	provides a written opinion of U.S. counsel, in a form acceptable to the Corporation acting reasonably, that the Common Shares issuable on exercise of the Warrants are exempt from registration requirements under the United States Securities Act and the securities laws of all applicable states of the United States.

12.	Not a Shareholder: The holding of a Warrant will not constitute the Holder a shareholder of the Corporation or entitle the Holder to any right or interest as a shareholder of the Corporation, except as expressly provided in this Warrant Certificate.

13.	Adjustments: The Exercise Price (and the number of Common Shares purchasable upon the exercise) shall be subject to adjustment from time to time during the period starting on the date of this Warrant Certificate and ending at the Expiry Time (the “Adjustment Period”) in the events and in the manner provided as follows:

13.1	Special Distribution: If, during the Adjustment Period, the Corporation fixes a record date for the distribution to the holders of all or substantially all of the Common Shares of:

13.1.1	shares of any class, whether of the Corporation or any other corporation;

13.1.2	rights, options or warrants;

13.1.3	evidences of indebtedness; or

13.1.4	other assets or property,

(a “Special Distribution”), then the Holder will, after the effective date of the Special Distribution and upon exercise of the Warrants, be entitled to receive, in addition to the number of Common Shares to which the Holder was entitled upon exercise of the Warrants before the Special Distribution, the kind and amount of securities or other assets or property (including cash) which the Holder would have been entitled to receive as a result of the Special Distribution if, on the effective date of the Special Distribution, the Holder had been the registered holder of the number of Common Shares into which the Warrants were exercisable immediately before the Special Distribution.

Warrant Certificate	Page 6 of 10

13.2	Capital Reorganization: If and whenever during the Adjustment Period

13.2.1	the Common Shares are reclassified or changed into other shares or there is any other reorganization involving the Common Shares;

13.2.2	the Corporation is a party to any consolidation, amalgamation, merger or arrangement with any other person; or

13.2.3	all or substantially all of the undertakings or assets of the Corporation are transferred to another person;

(each event, a “Capital Reorganization”), then the Holder will, after the effective date of the Capital Reorganization and upon exercise of the Warrants, be entitled to receive, and will accept, in lieu of the number of Common Shares to which the Holder was entitled upon exercise of the Warrants before the Capital Reorganization, the kind and amount of securities or other assets or property (including cash) which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date of the Capital Reorganization, the Holder had been the registered holder of the number of Common Shares into which the Warrants were exercisable immediately before the Capital Reorganization.

13.3	Other Adjustments. If, during the Adjustment Period, the Corporation takes any action affecting the Common Shares, other than an action or event requiring an adjustment under Sections 13.1 or 13.2, which the board of directors of the Corporation (the “Board”) determines would have a material effect on the rights of the Holder under this Warrant Certificate, then the terms of the Warrants will be adjusted in any manner and at any time as the Board (in its sole discretion, acting reasonably) determines is equitable in the circumstances. If the Board fails to provide for an adjustment under this Section 13.3 before the effective date of the action affecting the Common Shares, that failure will be deemed to be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

13.4	Rules:

13.4.1	The adjustments provided for in Section 13 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following paragraphs of this Section 13.

13.4.2	For greater certainty, no adjustment in the Exercise Price shall be made pursuant to Section 13 in respect of the issue of Common Shares purchasable on exercise of the Warrants represented by this Warrant Certificate, or securities of the Corporation pursuant to any share option, share option plan, share purchase plan or other benefit plan for the benefit of directors, officers, employees, advisers or consultants of the Corporation from time to time (including, for greater certainty, upon exercise of any securities issued or granted under such plans), and any such issue shall be deemed not to be a Capital Reorganization.

13.4.3	If the Corporation fixes a record date which (if it were not for this Section 13.4.3) would trigger an adjustment under this Section 13, and the event in respect of which that record date is set is abandoned (or that record date is changed), then no adjustment under this Section 13 will be required by reason of the setting of that (original) record date. If a calculation is made under this Section 13 based on the assumed conversion or exchange of securities convertible into Common Shares or on the assumed exercise of rights, options or warrants, and any portion of the securities convertible into Common Shares are not actually converted or exchanged or any portion of the rights, options or warrants are not actually exercised within the time permitted, the calculation will be adjusted once the number of Common Shares actually issued on the conversion or exchange of the securities convertible into Common Shares and on the exercise of the rights, options and warrants is known.

Warrant Certificate	Page 7 of 10

13.4.4	If the Corporation does not fix a record date for a Special Distribution by way of a resolution of the directors, the Corporation will be deemed to have fixed a record date on the record date determined under corporate law.

13.4.5	No adjustments under this Section 13 will be made to the extent that the Holder is entitled to participate in the relevant event on the same terms mutatis mutandis as if the Holder had exercised the Warrants before the relevant date.

13.4.6	If any dispute arises with respect to the calculation of an adjustment under this Section 13, the dispute will be conclusively determined by the auditors of the Corporation or, if they are unable or unwilling to act, by another firm of independent chartered accountants selected by the Board. The Corporation will provide to the auditors or accountants access to all necessary records of the Corporation to make a determination under this Section 13.4.6 and that determination will be binding on the Corporation and the Holder.

13.5	Condition Precedent: As a condition precedent to the taking of any action which would require an adjustment under this Section 13, the Corporation will take any corporate action which may, in the opinion of counsel to the Corporation, be necessary to ensure that the Corporation may validly and legally issue the securities, or may validly and legally distribute the property, of the Corporation which the Holder is entitled to receive on the full exercise of the Warrants.

13.6	Notice: At least ten (10) Business Days before the effective date or record date, as applicable, of any event which requires or may require an adjustment to be made under this Section 13, the Corporation will give notice to the Holder of the relevant particulars of that event and, if determinable, the required adjustment and the calculation of that adjustment. If the final adjustment is not determinable at the time that the initial notice is given under this Section 13.6, then the Corporation will give notice to the Holder of the required adjustment and the calculation of that adjustment as soon as the final adjustment is determinable.

13.7	Interpretation: As of the original date of this Warrant Certificate, “Common Share” means a common share in the capital of the Corporation as constituted on the original date of this Warrant Certificate. If the common shares are subsequently reorganized, reclassified, substituted or otherwise changed, the term “Common Share” will then be interpreted to reflect that change.

Warrant Certificate	Page 8 of 10

14.	Covenants: So long as any Warrants remain outstanding, the Corporation will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the purchase rights of the Holder under this Warrant Certificate.

15.	Representations and Warranties: The Corporation represents and warrants to the Holder that:

15.1	the Corporation has all requisite legal and corporate power and authority to issue this Warrant Certificate and the Warrants and the Common Shares issuable on the exercise of the Warrants;

15.2	the execution and delivery of this Warrant Certificate and delivery of the Warrants and the Common Shares issuable on the exercise of the Warrants to the Holder: (a) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws; (b) do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other person to exercise any rights under, any of the terms or provisions of any contracts or instruments to which it is a party; and (c) do not and will not result in the violation of any laws, statutes, regulations, or standards, policies, guidelines, notices and protocols of any governmental entity (including any stock exchange, or quasi-governmental or private body exercising any regulatory, expropriation or taxing authority)

15.3	the Common Shares to be issued in connection with any Warrant Exercise will be, on the applicable Issuance Date, validly issued and outstanding as fully paid and non- assessable Common Shares in the capital of the Corporation; and

15.4	this Warrant Certificate represents a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms.

16.	Lost Certificate: If this Warrant Certificate is stolen, lost, mutilated or destroyed, the Corporation may issue a new certificate evidencing the unexercised Warrants, on any terms the Corporation may, in its discretion, acting reasonably, impose (which may include the delivery by the Holder of an indemnity or security).

17.	Exchange of Warrant Certificate: This Warrant Certificate may be exchanged for certificates in the name of the Holder evidencing in the aggregate the same number of unexercised Warrants evidenced by this Warrant Certificate.

18.	Registered Holder: The Corporation may treat the registered holder of the Warrants as the absolute owner of the Warrants for all purposes, despite any notice or knowledge to the contrary.

19.	Headings: The insertion of headings in this Warrant Certificate is for convenience of reference only and does not affect the construction or interpretation of this Warrant Certificate.

20.	Sections and Schedules: Unless otherwise specified, references in this Warrant Certificate to a Section or Schedule are to be construed as references to a Section or Schedule of or to this Warrant Certificate.

21.	Number and Gender: In this Warrant Certificate, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

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22.	Including: Every use of the words “including” or “includes” in this Warrant Certificate is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

23.	Business Day: In this Warrant Certificate, “Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the province of Ontario.

24.	Time of Essence: Time is of the essence in all respects of this Warrant Certificate.

25.	Notices to Holder: Unless otherwise specified, any notice or communication required or permitted to be delivered by the Corporation to the Holder under this Warrant Certificate (a “Communication”) may be delivered personally at, or sent by email, courier or mail to, the latest address of the Holder recorded on the books of the Corporation. A Communication delivered personally will be deemed to have been given or made and received on the date of delivery. A Communication delivered by email will be deemed to have been given or made and received on the date of transmission (but if transmitted on a day which is not a Business Day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day). A Communication delivered by courier will be deemed to have been given or made and received on the next Business Day. A Communication delivered by mail will be deemed to have been given or made and received on the fifth Business Day after the Communication is posted.

26.	Severability: Each Section of this Warrant Certificate is distinct and severable, and if any Section of this Warrant Certificate, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect the legality, validity or enforceability of the remaining Sections of this Warrant Certificate, in whole or in part, or the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction, in each case as long as the economic and legal substance of the transactions contemplated by this Warrant Certificate is not affected in any manner materially adverse to either the Corporation or the Holder.

27.	Governing Law and Venue: This Warrant Certificate is governed by, and is to be construed and interpreted in accordance with, the laws of the province of Ontario and the laws of Canada applicable in that province. The Holder and the Corporation irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of the province of Ontario to determine all issues, whether at law or in equity, arising from this Warrant Certificate.

28.	Amendments: Except as expressly provided in this Warrant Certificate, the provisions of this Warrant Certificate may only be amended with the written consent of the Holder and the Corporation.

29.	Enurement: This Warrant Certificate enures to the benefit of and is binding upon the Holder and the Corporation and their respective heirs, executors, administrators, estate trustees, trustees, personal or legal representatives, successors and permitted assigns.

30.	Currency: Unless otherwise specified, all currency amounts in this Warrant Certificate are expressed in Canadian dollars.

SIGNATURE PAGE FOLLOWS

Warrant Certificate	Page 10 of 10

COINSQUARE LTD.

By:
Authorized signatory

SCHEDULE 6.1.1

TO WARRANT CERTIFICATE

SUBSCRIPTION FORM

TO:     COINSQUARE LTD.

Any term in this Subscription Form that is not otherwise defined has the meaning set out in the warrant certificate of which this Subscription Form forms a part (the “Warrant Certificate”).

Exercise Price (as of the date of this Subscription Form)                     $_______________

The registered holder of the Warrants (the “Holder”), by delivery of this Subscription Form, exercises the right to subscribe for___________ Common Shares on the terms and conditions set out in the Warrant Certificate, for an aggregate Exercise Price of $____________ .

The Holder is paying the aggregate Exercise Price for the Common Shares as follows:

☐	$________________ in cash;

☐	$________________ through the issue of Mogo Shares, as follows:

Last trading day prior to the date of this Subscription Form:	_________________

30-day VWAP of the Mogo Shares:	$________________

Price per Mogo Share to be issued: (price permitted by TSX)	$________________

Number of Mogo Shares issuable:	_________________

If the Holder is paying any portion of the aggregate Exercise Price for the Common Shares through the issue of Mogo Shares, the Holder certifies that representations and warranties of the Holder set forth Section 5.2 of the Warrant Certificate are true and correct as of the date of this Subscription Form, and will be true and correct on the date that such Mogo Shares are delivered to the Corporation.

In connection with this exercise: {check one}

☐	1.	the Holder certifies that (i) at the time of exercise the Holder is outside the United States and (ii) the Holder is not a U.S. Person, and the Holder is not exercising any of the Warrants on behalf of, or for the account or benefit of, a U.S. Person; or

☐	2.	the Holder is delivering a written opinion of U.S. counsel, in a form acceptable to the Corporation acting reasonably, that the Common Shares issuable on exercise of the Warrants are exempt from registration requirements under the United States Securities Act and the securities laws of all applicable states of the United States.

The Holder directs the Corporation to register the Common Shares as follows:

Name: ______________________________________________

Address: ____________________________________________

Schedule 6.1.1 to Warrant Certificate – Subscription Form	Page 2 of 2

The Holder directs the Corporation to deliver a certificate representing the Common Shares and, if applicable, a warrant certificate evidencing the balance of the Warrants not presently exercised, as follows: {check one, if applicable}

☐	1.	at the office where this Subscription Form is delivered; or

☐	2.	to the address for registration set out above; or

☐	3.	to the following address: ___________________________________________

DATED this_______ day of_________, 20__.

Name of Holder

Signature of Holder (or authorized signatory on behalf of Holder)

Name of authorized signatory, if applicable

Official capacity or title of authorized signatory, if applicable

Instruction: If this Subscription Form is signed by a person in a representative capacity on behalf of the Holder, the Corporation may require the person to deliver documentation to establish the person’s authority and capacity to sign on behalf of the Holder.

Schedule 5.1(c)

Required Consents of the Investor

None.

Schedule 10.6(5)

Third Party Claim Procedure

(1)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)	the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(b)	the Indemnifying Party shall reimburse the Indemnified Person for all costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(c)	the Indemnified Person shall not, other than with respect to Third Party Claims in respect of taxes, contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law;

(d)	legal counsel chosen by the Indemnifying Party to defend the Third Party Claim must be satisfactory to the Indemnified Person, acting reasonably; and

(e)	the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld or delayed.

(2)	If the Indemnifying Party (i) is not entitled to assume the investigation and defence of a Third Party Claim under Section 10.6(4) of the Agreement, (ii) does not elect to assume the investigation and defence of a Third Party Claim, or (iii) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defence of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(3)	If the Indemnified Person undertakes the investigation and defence of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld or delayed).

(4)	The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable efforts to minimize Damages with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Schedule A

Form of New Shareholders Agreement

[Commercially sensitive information redacted.]